WEYERHAEUSER

Notice of the 2021 Annual Meeting & Proxy Statement

2021





Weyerhaeuser

DEAR SHAREHOLDER:

We are pleased to invite you to attend your company's annual meeting of shareholders at 8:00 a.m. Pacific Time on Friday, May 14, 2021. We are sensitive to the public health and travel concerns our various stakeholders may have and the recommendations that public health officials and federal, state and local governments have issued in light of the COVID-19 pandemic. As a result, the annual meeting will be conducted virtually via audio webcast. You will be able to attend the meeting, vote your shares and submit questions by logging on to **www.virtualshareholdermeeting.com/WY2021**.

The annual meeting will include a report on our operations and consideration of the matters set forth in the accompanying notice of annual meeting and proxy statement. All shareholders of record as of March 18, 2021 are entitled to vote.

Your vote is important. Whether or not you plan to attend the virtual annual meeting, we urge you to please vote as soon as possible. You can vote in the manner described in the section titled *Information about the Meeting — Voting Matters — Options for Casting Your Vote* on page 71 of the accompanying proxy statement.

On behalf of your board of directors, thank you for your continued ownership and support of Weyerhaeuser.

Sincerely,

Rick R. Holley
Chairman of the Board

Devin W. Stockfish
President and Chief Executive Officer

OUR CORE VALUES

Safety • Integrity • Citizenship • Sustainability • Inclusion



TABLE OF CONTENTS



NOTICE OF THE ANNUAL MEETING OF SHAREHOLDERS

2021 ANNUAL MEETING INFORMATION

For additional information about our annual meeting, see *Information about the Meeting* on page 70.

Meeting Date:	**Meeting Time:**	**Record Date:**	**Virtual Meeting Location:**
May 14, 2021	8:00 a.m. (Pacific)	March 18, 2021	Audio Webcast www.virtualshareholdermeeting.com/WY2021

ANNUAL MEETING BUSINESS

Weyerhaeuser Company's Annual Meeting of Shareholders will be held May 14, 2021 to:

- elect as directors the nine nominees named in the accompanying proxy statement;
- approve, on an advisory basis, the compensation of our named executive officers;
- ratify the selection of KPMG LLP as the company's independent registered public accounting firm for 2021; and
- transact any other business that may be properly brought before the annual meeting.

PROXY MATERIALS

On or about March 31, 2021, we began distributing to each shareholder entitled to vote at the annual meeting either: (i) a Meeting Notice; or (ii) this proxy statement, a proxy card and our 2020 Annual Report to Shareholders and Form 10-K. The Meeting Notice contains instructions to electronically access our proxy statement and our 2020 Annual Report to Shareholders and Form 10-K, how to vote via the internet or by mail and how to receive a paper copy of our proxy materials by mail, if desired.

ATTENDING AND VOTING AT THE ANNUAL MEETING

There will be no physical location for the annual meeting. Shareholders may attend, vote and ask questions at the meeting only by logging in at www.virtualshareholdermeeting.com/WY2021. To participate, you will need your unique control number included on your proxy card or on the instructions that accompanied your proxy materials.

Your vote is important. Shareholders who are owners of record of Weyerhaeuser common shares at the close of business on March 18, 2021, the record date, or their legal proxy holders, are entitled to vote at the annual meeting. Whether or not you expect to attend the virtual annual meeting, we urge you to vote as soon as possible by one of these methods:

		
Via the Internet: www.proxyvote.com	**Call Toll-Free:** 1-800-690-6903	**Mail Signed Proxy Card:** Follow the instructions on your proxy card or voting instruction form

If you are a beneficial owner of shares held through a broker, bank or other holder of record, you must follow the voting instructions you receive from the holder of record to vote your shares. Shareholders may also vote at the virtual annual meeting. For more information on how to vote your shares, please refer to *Information about the Meeting — Voting Matters — Options for Casting Your Vote* on page 71.

Kristy Harlan

Kristy T. Harlan
Senior Vice President, General Counsel and Corporate Secretary
Seattle, Washington

**Important Notice Regarding the Availability of Proxy Materials for the
Annual Meeting of Shareholders to be Held on May 14, 2021**

This Notice of the Annual Meeting of Shareholders, our Proxy Statement and our Annual Report to Shareholders and Form 10-K are available free of charge at **www.proxyvote.com**.

▲ Weyerhaeuser

PROXY SUMMARY

This summary highlights information contained elsewhere in this proxy statement and does not contain all the information you should consider before casting your vote. Please read this entire proxy statement carefully before voting.

2020 DEVELOPMENTS AND ACTIONS

By almost any definition 2020 was unprecedented — for our people, our operations, our customers and our communities. As a company, we managed through an ongoing global pandemic and unpredictable economic environment, forest fires in the West, multiple hurricanes in the South and resulting market and supply chain disruptions. Despite these challenges, we took a number of steps in 2020 to position Weyerhaeuser to deliver superior long-term value for our stakeholders.



Operating Results	Balance Sheet	New Dividend Framework	Timber Portfolio	Sustainability Ambitions
STRONG PERFORMANCE IN UNPRECEDENTED MARKETS	**OVER $900 MILLION REDUCTION** IN GROSS DEBT	**REINITIATED DIVIDEND** BASE PLUS VARIABLE SUPPLEMENTAL	**ENHANCED** OREGON TIMBERLANDS	**LAUNCHED NEW 3 BY 30** SUSTAINABILITY INITIATIVES

Board Engagement. Our board of directors was highly engaged in overseeing the company's response to the pandemic over the course of the year, receiving frequent updates on the impact to the company and its operations, holding additional meetings to address ongoing COVID-19 implications and maintaining frequent communication with the company's senior management team. Along with the board and its committees, individual directors each made themselves available for formal and informal consultation with management on an ad hoc basis throughout the year.

Safety. At the outset of the COVID-19 pandemic we took swift action to put strict protocols in place to keep our employees safe and healthy, which allowed us to continue safely and effectively serving our customers. Additionally, we significantly reduced both the number and severity of injuries in 2020.

Operating Results. Each of our business segments delivered remarkable results despite unprecedented operating and market challenges. For the full-year 2020 the company achieved net earnings of $797 million and earnings of $962 million before special items*. Adjusted EBITDA* for full-year 2020 was $2.2 billion, our best performance in 15 years. We also captured approximately $100 million of operational excellence ("OpX") improvements, all while demonstrating an unwavering commitment to safety.

Balance Sheet. During 2020 we strengthened our balance sheet and financial position through opportunistic liability management. We reduced our gross debt in 2020 by over $900 million and refinanced at favorable rates $569 million of our senior notes that were due in 2021. We also ensured the company had ample liquidity, primarily through our $1.5 billion revolving line of credit, and maintained our investment grade credit rating.

Pay Adjustments. In light of the COVID-19 pandemic, members of the company's board of directors and senior management team elected on April 30th to reduce their compensation. This included a 20 percent reduction in 2020 fees for the board of directors, a base salary reduction of 30 percent for our CEO and base salary reductions of 10 percent for the remainder of the senior management team.

Earnings before special items and Adjusted EBITDA represent measures of performance that are calculated and presented other than in accordance with GAAP. See Appendix A for an explanation of these non-GAAP measures, a full reconciliation of these measures of our results to our GAAP Net Earnings results and a brief discussion of why we use these non-GAAP performance measures.

New Dividend Framework. In the fourth quarter, the board re-initiated the dividend and implemented a new dividend framework. The new framework consists of a quarterly base dividend and a variable supplemental dividend which is expected to be paid annually. The new dividend framework supports our commitment to returning a significant portion of free cash flow to shareholders while ensuring that our return of cash is sustainable and appropriate across market cycles.

Portfolio Improvements. We always strive to strategically optimize our timberlands portfolio. In furtherance of that goal, we completed two important timberlands transactions in 2020. First, we sold our Montana timberlands for approximately $145 million in cash in March. In September, we optimized our Oregon timberlands holdings by purchasing approximately 85,000 acres of timberlands in mid-coastal Oregon and selling 149,000 acres of timberlands in southern Oregon.

Sustainability. Building on our long history of operating our business sustainably, in 2020 we announced a new sustainability strategy. Our new strategy builds on our solid foundation of environmental stewardship, social responsibility and strong governance. It also challenges us to make a positive impact in three critical ways: contribute to climate change solutions, help provide affordable and sustainably built housing and strengthen the communities in which we live and operate.

DIRECTOR NOMINEES (page 25)

Our board strives to maintain an appropriate balance of tenure, diversity, characteristics, talents, skills and expertise to provide sound and prudent guidance with respect to the company's operations and interests. The board engages in robust succession planning activities that have resulted in a strong track record of refreshment and a board with a balanced range of ages, skills, experience and tenure. In addition, our board increased both its racial and gender diversity over the past year. Three of our current directors, Marc Racicot, Michael Steuert and Charles Williamson, will retire from the board at the annual meeting in accordance with our mandatory retirement policy and therefore have not been nominated for re-election.

We have included summary information about each director nominee in the table below. Each director is elected annually by a majority of votes cast.

| Name and Primary Occupation | Age | Director Since | Independent | COMMITTEE | | | |
				EC	AC	CC (1)	GCRC
Mark A. Emmert President, National Collegiate Athletic Association	68	2008	●			●	
Rick R. Holley (Chairman) Former Chief Executive Officer, Plum Creek Timber Company, Inc.	69	2016	●	●			
Sara Grootwassink Lewis Former Chief Executive Officer, Lewis Corporate Advisors	53	2016	●		Chair		
Deidra C. Merriwether Senior Vice President and Chief Financial Officer, W.W. Grainger, Inc.	52	2020	●		●		
Al Monaco President and Chief Executive Officer, Enbridge Inc.	61	2020	●			●	
Nicole W. Piasecki Former Vice President and General Manager, Propulsion Division, Boeing Commercial Airplanes	58	2003	●			●	Chair
Lawrence A. Selzer President and Chief Executive Officer, The Conservation Fund	61	2016	●		●		●
Devin W. Stockfish President and Chief Executive Officer, Weyerhaeuser Company	47	2019		●			
Kim Williams Former Partner and Senior Vice President, Wellington Management Company, LLP	65	2006	●		●		●

EC = Executive Committee   **AC** = Audit Committee   **CC** = Compensation Committee   **GCRC** = Governance and Corporate Responsibility Committee

(1) Charles Williamson, the current chair of the Compensation Committee and our lead independent director, will retire from the board of directors effective on the date of the annual meeting. The board will appoint a new committee chair at that time.

DIRECTOR NOMINEE GROUP INFORMATION



DIVERSITY

4

5

■ Women ■ Men
▨ Racially Diverse

WE'VE APPOINTED
7 NEW
DIRECTORS
TO OUR BOARD
SINCE 2015

AGE DISTRIBUTION

1   3   5

40s   50s   60s

AVERAGE TENURE
OF NOMINEES
IS
7 YEARS

DIRECTOR NOMINEE CORE COMPETENCIES

Competency	Count
Significant Leadership Experience	5
Public Company Board Experience	7
Timber, Land Management or Real Estate	5
Manufacturing or Capital-Intensive Industry	6
Government, Regulatory or Legal	8
Environmental Management & Strategy	5
Finance & Capital Markets	7
International Business	7

CORPORATE GOVERNANCE HIGHLIGHTS (page 14)

Our corporate governance policies and practices promote the long-term interests of our shareholders, strengthen the accountability of our board of directors and management and help build public trust in the company. In a year in which the company faced unprecedented challenges presented by COVID-19, these policies and practices proved more important than ever. Our governance policies and practices helped us keep our employees, customers and other stakeholders safe while we continued to run our businesses effectively, efficiently and profitably with the full commitment, support and guidance of our board of directors. Below is a summary of some of the highlights of our corporate governance framework.

Board Practices

- ✓ 8 of 9 director nominees are independent
- ✓ Annual election of all directors
- ✓ Separation of board chair and CEO
- ✓ Regular executive sessions of independent directors
- ✓ Comprehensive and strategic risk oversight
- ✓ Mandatory retirement age for directors at 72
- ✓ Annual board and committee evaluations
- ✓ Limits on outside board service for directors

Shareholder Matters

- ✓ Robust shareholder engagement
- ✓ Proxy access for shareholders
- ✓ Shareholder right to call special meetings
- ✓ Majority voting for director elections
- ✓ Annual Say-on-Pay voting

Other Governance Practices

- ✓ Executive and director stock ownership requirements
- ✓ Clawback policy
- ✓ Prohibition on hedging or pledging company stock

SUSTAINABILITY AND ESG PRACTICES (page 8)

In 2020, we launched a new sustainability strategy. This strategy builds on our solid foundation of environmental stewardship, social responsibility and strong governance and challenges us to demonstrate progress in three critical focus areas where our company is uniquely poised to have a positive impact on the world. These are our **"3 by 30 Sustainability Ambitions"**, and we are committed to making tangible progress in each area by the year 2030.


WEYERHAEUSER
SUSTAINABILITY AMBITIONS
3 BY 30
Working to Solve
3 BIG CHALLENGES
by 2030
Climate • Homes • Communities
1
CLIMATE
Our Working Forests Contribute to Climate Change Solutions
2
HOMES
Our Sustainable Products Help Provide Homes for Everyone
3
COMMUNITIES
We Help Our Rural Communities Be Thriving Places to Work and Live

BUSINESS PERFORMANCE HIGHLIGHTS

Our business and financial performance provides important context for the matters discussed in this proxy statement, particularly our executive compensation programs. Following is a brief snapshot of our financial performance and significant business achievements in 2020.

2020 Business Achievements

All our businesses delivered strong operational results despite the challenges and disruptions associated with the COVID-19 pandemic, and we generated higher earnings and cash flow than in 2019. Given the significant uncertainty

regarding the duration and magnitude of the effects of the pandemic on the company's business conditions, we took quick precautionary actions in the first and second quarters of 2020 to preserve our liquidity and financial flexibility, including reducing capital expenditures and non-essential operating expenses, as well as temporarily suspending the company's quarterly cash dividend, which we reinitiated in the fourth quarter along with a new dividend framework. Highlights of our 2020 performance include:

Financial Results

TOTAL SHAREHOLDER RETURN WAS **13.1%** IN 2020	**EARNINGS** INCREASED BY **$873 million** & ADJUSTED EBITDA* INCREASED BY **$925 million** IN 2020	**ACHIEVED** NEARLY **$100 million** IN OPX IMPROVEMENTS IN 2020

* Represents a measure of performance that is calculated and presented other than in accordance with GAAP. See Appendix A for an explanation of this non-GAAP measure, a full reconciliation of this measure of our results to our GAAP Net Earnings results and a brief discussion of why we use this non-GAAP performance measure.

Strategic Initiatives

✓ Achieved a new record-low cost structure in our Lumber business.

✓ Optimized our timberlands portfolio by divesting our Montana timberlands and strategically upgrading our Oregon timberland holdings.

✓ Launched our new sustainability strategy.

✓ Captured over $100 million of OpX improvements, exceeding our company target for 2020 (which was $50 — $70 million).

Capital Allocation

✓ Reduced our gross debt by over $900 million.

✓ Implemented a new dividend framework comprised of a sustainable quarterly base dividend and variable supplemental dividends generally paid on prior-year cash flows.

Stakeholder Recognitions

✓ Included in the Dow Jones Sustainability North American Index, an honor we have held each year since 2005.

✓ Named one of the World's Most Ethical Companies® by the Ethisphere Institute for the twelfth time.

✓ Named for the fourth time among the Top 250 most effectively managed companies by The Wall Street Journal.

Our leadership team is committed to maintaining a relentless focus on optimizing our overall portfolio, continuing to improve performance through operational excellence and driving value for shareholders through disciplined capital allocation.

COMPENSATION HIGHLIGHTS (page 33)

In 2020, we received more than **95% shareholder support** for our "Say-on-Pay" vote, which our Compensation Committee considers to be among the most important items of feedback about our pay program.

Our executive compensation program is designed to provide a market-competitive pay opportunity that ensures we attract and retain top talent, with pay directly linked to the achievement of short- and long-term business results that strongly align our executives' interests with those of our shareholders.

CEO
COMPENSATION IS
72%
EQUITY-BASED

RIGOROUS
PERFORMANCE GOALS
INCLUDE
ESG METRICS

Objective	Key Compensation Practices
Offer competitive pay opportunity that allows us to attract and retain top talent.	✓ A significant portion of executive pay is performance-based. ✓ We target compensation in the median range of market pay.
Emphasize pay-for-performance that drives superior financial results and value creation.	✓ A significant portion of our executive pay is performance-based compensation. ✓ We evaluate performance against rigorous pre-set goals. ✓ When appropriate, we exercise negative discretion to reduce incentive compensation otherwise payable.
Provide strong alignment with the interests of our shareholders.	✓ Equity constitutes a significant portion of our executive pay. ✓ Performance Share Unit awards are tied to a 3-year relative TSR measure. ✓ We have strong stock ownership requirements.
Mitigate unnecessary and excessive risk-taking.	✓ No employment agreements or guaranteed bonuses. ✓ We have a clawback policy and anti-hedging and pledging policy. ✓ "Double trigger" acceleration of LTIP and CIC benefits. ✓ No perquisites other than limited relocation benefits and, when necessary, security services, and no tax gross ups for "golden parachute" excise taxes.

SUSTAINABILITY AT WEYERHAEUSER

Building on 120 years of expertise in sustainable forestry, Weyerhaeuser is always looking to innovate and improve our sustainability practices and leadership — in the woods and throughout our business. Our sustainability strategy is set by our senior leadership team and supported by cross-functional staff and business leaders who identify opportunities, risks and external trends and provide recommendations to ensure optimal performance. We report these matters to the full board on a regular basis. Our board provides additional oversight and direction on our sustainability strategy, including matters relating to climate change, and annually reviews our performance and progress toward our many rigorous and measurable goals.

Our prior sustainability strategy, set in 2010, included a comprehensive set of goals for 2020. Having achieved those goals, we are looking ahead to the next decade and beyond. Our new sustainability strategy has three critical focus areas: build on our solid foundation of environmental stewardship, social responsibility and strong governance; demonstrate that sustainability is fully integrated into our day-to-day work; and intensify our work in three critical challenge areas where we believe we can have a positive impact on the world.



MAINTAIN
ESG FOUNDATION

Environmental Stewardship

Social Responsibility

Strong Governance



IMPROVE
BUSINESS ALIGNMENT

Integrate Sustainability into Business Processes

Recognize & Measure Sustainability Wins



DEMONSTRATE
POSITIVE IMPACT

Climate Change Solutions

Sustainable Homes for Everyone

Strong Rural Communities

The Nature of What We Do — 120 Years of Environmental Leadership

As a pioneer in sustainable forestry, we ensure that environmental stewardship is deeply rooted in our business and very much at the core of our company. Everything we do in our forests considers the long-term view. From a business perspective we need to make sure our forests can continue to provide a sustainable supply of wood fiber now and in the future. To ensure our forests remain healthy and valuable for decades to come, we also need to protect the many additional benefits they provide, such as clean water, clean air and critical areas for biodiversity.

We are proud of our excellent performance in environmental stewardship, and we are also firmly committed to ongoing scientific research and partnerships to find innovative, meaningful ways to improve our practices.

Through our practices, we:

- Keep the harvesting and growth of our forests in balance;
- Contribute to clean water and improve air quality;
- Preserve valuable wildlife habitat and protect biodiversity;
- Store carbon in our sustainably managed forests and wood products;
- Reduce the likelihood and magnitude of forest fires; and
- Verify our practices through externally validated certification programs.

100%
OF OUR
TIMBERLANDS & WOOD FIBER PROCUREMENT
IS CERTIFIED
TO THE



SUSTAINABLE FORESTRY INITIATIVE
Certified Sourcing
www.sfiprogram.org
SFI-00008

WE STORE
THE EQUIVALENT OF
9 MILLION
METRIC TONS OF CO_2
IN OUR
WOOD PRODUCTS
EVERY YEAR

THAT'S LIKE TAKING
2 MILLION CARS
OFF THE ROAD
EVERY YEAR!





100%
OF OUR
TIMBERLANDS ARE REFORESTED AFTER HARVEST

ON AVERAGE
WE HARVEST
ONLY 2%
OF OUR
TIMBERLANDS
EACH YEAR



Minimizing Our Environmental Footprint

We meet or exceed rigorous environmental standards in all areas where we operate, and we constantly strive to improve the efficiency of our operations. We focus on increasing energy and resource efficiency, reducing greenhouse gas emissions, conserving natural resources and offering products with superior sustainability attributes that meet our customers' needs. We set measurable sustainability goals aligned with our business strategy and regularly evaluate our progress.

We are committed to continuously improving our sustainability practices based on sound science and innovation. We actively monitor environmental conditions that could affect our assets and operations and partner with and support local, regional, national and global nonprofit organizations, research institutes, universities and government agencies on research efforts and projects.



ON AVERAGE
WE USE
95%
OF EVERY LOG

WE MEET OVER
70%
OF OUR OWN
ENERGY NEEDS
USING
RENEWABLE BIOMASS



WE REDUCED OUR
GREENHOUSE GAS EMISSIONS
BY MORE THAN



50%

SINCE 2000

99%
OF OUR WASTE IS
REUSED
OR
RECYCLED



Growing Our People and Communities

Our company needs diverse, talented people to grow, innovate and thrive with us. We also need strong communities with people who trust and support our work and who grant us the license to continue operating.

For us, this commitment to our people and our communities means creating a safe, inclusive work environment. It also means supporting the communities where we operate so they can be vibrant, prosperous places to live and work.

Safety. Perhaps the most fundamental characteristic of our culture at Weyerhaeuser is our deep commitment to the safety of our people. For us, safety is a core value and comes first in everything we do, and our industry-leading safety results are driven by:

- Caring leadership with a safety-focused "tone at the top";
- Engaged employees with robust safety training and education; and
- A strong focus on identifying and reducing hazards and risks.

Our efforts have resulted in a significant and sustained reduction in the number and severity of recordable injuries. We remain relentlessly focused on achieving our goal of creating an injury-free workplace.



WE ARE AN
**INDUSTRY
LEADER IN
SAFETY**

10.0

1.56

1990   2020

Recordable Incident Rate

WE
REDUCED
SERIOUS
EMPLOYEE INJURIES
BY 60%
IN 2020



* *Recordable Incident Rate (RIR) calculated based on the number of Occupational Safety and Health Administration (OSHA) defined recordable injuries/illnesses that occur in 100 workers working in one year.*

Building a Diverse and Inclusive Culture. The urgency of inclusion has never been greater. Inclusion is a core value for our company, and we are taking real action to increase diversity at all levels, create a truly inclusive environment and secure, preserve and promote equity for all people — both within our operations and in our communities.

In 2019, we formed an Inclusion Council of 20 diverse employees from all corners of our company. Based on their input, we established six focus areas for measurable and targeted improvement:

- Leadership and accountability;
- Equitable practices and policies;
- Training and development;
- Recruiting and hiring;
- Communication and culture; and
- Affinity and connection.

In 2020, we took deliberate and meaningful steps to achieve progress in each area and further strengthen our culture, including delivering unconscious bias training to more than 1,600 salaried leaders and employees; shielding the names of candidates on résumés; launching an inclusion-focused leadership blog to explore issues of diversity, equity and inclusion with our employees; and publishing an internal story series highlighting important holidays, milestones, observances and/or awareness months for various diverse groups. In 2021 and the years ahead, we will continue to broaden and deepen our focus on this critical core value.

1,600+
LEADERS
& EMPLOYEES
HAVE COMPLETED
**UNCONSCIOUS
BIAS TRAINING**



WE HAVE
4 WOMEN
ON OUR
BOARD OF DIRECTORS



2 OF **3**
COMMITTEES
ARE CHAIRED
BY WOMEN



People Development. People development is a key focus area and critical part of our company vision. We are intentional about developing our people at all levels of the company and at all stages of their careers, and to support our objectives we:

- Partner with our employees on individual development plans and provide a range of individual development tools;

- Annually enroll hundreds of our front-line, mid-level and future executive leaders in development programs;

- Engage in rigorous internal talent assessment and succession planning; and

- Monitor and regularly review our strategies and action plans to address any workforce gaps in our organization, including gender, race and other underrepresented groups.

900+ LEADERS HAVE COMPLETED AT LEAST ONE **DEVELOPMENT PROGRAM** IN THE LAST FIVE YEARS 	WE HAVE A **ROBUST** SUCCESSION **PLANNING** PROCESS 	**94%** OF ALL SALARIED EMPLOYEES HAVE AN **INDIVIDUAL DEVELOPMENT PLAN** 

Supporting Our Communities

We operate in rural communities across North America, and we are proud to give our time and money to help ensure they are thriving places to live and work. In 2020, we provided $5.3 million in charitable grants, in-kind donations and sponsorships in our communities. Our employees led 176 community projects and volunteered 13,158 hours of their time to causes they care about, which was less than normal due to the pandemic but still a strong testament to the generosity and commitment of our people to their communities. We also held a companywide food bank drive in 2020, which raised $375 thousand through employee donations and our company match program to help our neighbors in need combat food insecurity. Throughout the year, our employees also gave to their favorite charities using our online giving platform, which provides a company match and payroll deduction option.

WE GIVE **~$5 MILLION** IN CHARITABLE GRANTS SPONSORSHIPS IN-KIND DONATIONS EMPLOYEE TIME RESEARCH EACH YEAR	OUR PEOPLE **VOLUNTEER** **20,000+** HOURS IN OUR **COMMUNITIES** EACH YEAR ON AVERAGE 	WE PROVIDE **OVER 9,000** **FAMILY WAGE JOBS,** MOSTLY IN RURAL COMMUNITIES 

Our New Sustainability Strategy Goals

We believe that businesses can help solve some of the world’s toughest challenges, and we take this responsibility seriously. We have identified three critical challenge areas where we believe Weyerhaeuser can make a positive impact, and we are committed to making tangible progress in each area by 2030. We have laid out a roadmap of actions to support these **“3 by 30 Sustainability Ambitions”**, which align with the UN Sustainable Development Goals, and we look forward to reporting on our progress as we achieve those objectives.



WEYERHAEUSER
SUSTAINABILITY AMBITIONS

3 BY 30

Working to Solve
3 BIG CHALLENGES
by 2030
Climate • Homes • Communities



1
CLIMATE

OUR WORKING FORESTS
Contribute to Climate Solutions

Climate change will almost certainly result in the disruption of normal business patterns, and it is essential for us to address the unique risks it poses for our people, our operations and the communities where we live and work. Fortunately, one of the largest opportunities to remove CO_2 already exists: forests. Our timberlands have a tremendous role to play in mitigating climate change. Our forests store CO_2 from the atmosphere, and that carbon is stored for decades in the long-lived wood products that we produce. Our early actions in this area are focused on ensuring that working forests and the products that come from them are fully recognized as one of the key solutions to managing climate change and positioning Weyerhaeuser to be a meaningful part of that solution.



2
HOMES

OUR SUSTAINABLE PRODUCTS
Help Provide Homes for Everyone

The wood products that we manufacture can help meet the growing need for affordable, sustainable homes. Wood is an efficient, low-cost, renewable building material that has lower embodied emissions than steel or concrete. With innovative uses for wood on the horizon that would allow for structures to be built even more efficiently and sustainably, we believe our wood products and deep industry expertise have a critical role to play in helping solve the challenge of affordable housing. Our early actions in this area are focused primarily on enhancing awareness of wood as a sustainable building option for all sorts of structures — from single family homes to high-rise buildings, and leveraging our scale, expertise and distribution channels to support builders of affordable housing.



3
COMMUNITIES

WE HELP OUR RURAL COMMUNITIES
Be Thriving Places to Work and Live

Most of our employees live in rural communities across North America. These small towns are often built around a history of forestry and manufacturing. In some rural areas, however, the barriers to economic and social prosperity can be difficult to overcome, particularly in communities that lack access to good job opportunities and are experiencing population declines and other shifts in demographics. We are acutely aware of the challenges these rural communities face. Our early actions are focused on measurable improvements in how we, and others in our communities, approach community investment and engagement; create resilient, diverse pipelines for workforce development opportunities; and bridge the divide between urban and rural views of nature and forests.

THIRD-PARTY RECOGNITIONS

LISTINGS ON ESG INDICES

Member of
Dow Jones
Sustainability Indices
Powered by the S&P Global CSA











Bloomberg Gender-Equality Index 2021

FTSE4Good

EURONEXT vigeoeiris INDICES

ECPI Sense in sustainability

MSCI

ESG RATINGS AND RANKINGS

3BL MEDIA
named WY one of the
100 BEST
CORPORATE CITIZENS



ETHISPHERE
named WY one of the
WORLD'S MOST
ETHICAL COMPANIES®



JUST CAPITAL
named WY one of
AMERICA'S MOST
JUST COMPANIES



We have a
WINNING RATING
from
2020 WOMEN ON BOARDS







20% BY 2020 WOMEN ON BOARDS

ISS QualityScore ENVIRONMENTAL
Highest Rating By
INSTITUTIONAL SHAREHOLDER SERVICES

ISS QualityScore SOCIAL
Highest Rating By
INSTITUTIONAL SHAREHOLDER SERVICES

CORPORATE GOVERNANCE AT WEYERHAEUSER

OVERVIEW

Our corporate governance practices and policies promote the long-term interests of our shareholders, strengthen the accountability of our board of directors and management and help build public trust in our company. Our governance framework is built on a foundation of written policies and guidelines, which we modify and enhance on a continuous basis to reflect best practices and feedback from our shareholders. Our Corporate Governance Guidelines and other key governance policies and documents are available on our website at investor.weyerhaeuser.com.

ALIGNMENT WITH INVESTOR STEWARDSHIP GROUP PRINCIPLES

Our corporate governance practices align with the governance principles set out in the corporate governance framework established by the Investor Stewardship Group, or ISG, for U.S.-listed companies, as shown in the table below.

ISG Principle	WY Governance Practice
Principle 1: **Boards are accountable to shareholders.**	• All directors stand for election annually • Proxy access with market terms • Majority voting standard in uncontested director elections • Directors not receiving majority support must tender resignation for consideration • No poison pill — board-adopted policy requires shareholder approval prior to adoption unless approved by majority of independent directors • Robust disclosure of our corporate governance practices
Principle 2: **Shareholders should be entitled to voting rights in proportion to their economic interest.**	• Single class of voting shares • One share, one vote standard
Principle 3: **Boards should be responsive to shareholders and be proactive in order to understand their perspectives.**	• All directors attend our annual meeting, providing an opportunity for shareholder engagement • Board considers annual voting results and ongoing investor engagement feedback in setting company policies and strategy • Directors engage with major shareholders as appropriate as a part of our ongoing outreach programs
Principle 4: **Boards should have a strong, independent leadership structure.**	• Independent chair of the board, with clearly defined responsibilities • Board considers appropriateness of its leadership structure at least annually • Proxy statement discloses why board believes current leadership structure is appropriate

ISG Principle	WY Governance Practice
Principle 5: **Boards should adopt structures and practices that enhance their effectiveness.**	• Board composition reflects broad range of relevant perspectives, skills and knowledge • 89% of board members are independent; each key committee is fully independent • Active director refreshment with seven new board members since 2015 • Mandatory retirement age (72) • Directors attended 99% of total board and committee meetings in 2020 • All directors attended our 2020 Annual Meeting of Shareholders • Limits on outside board service • Policy provides board may retain independent outside advisors in its discretion • Annual board and committee evaluation process
Principle 6: **Boards should develop management incentive structures that are aligned with the long-term strategy of the company.**	• Compensation Committee annually reviews and approves incentive program design for alignment with business strategies • Compensation program structure includes combination of short- and long-term performance goals • Proxy Statement includes clear and robust disclosure regarding compensation program philosophy, objectives and design

INDEPENDENT BOARD OF DIRECTORS

Our Corporate Governance Guidelines and the listing requirements of the New York Stock Exchange ("NYSE") each require that a majority of the board be comprised of "independent" directors, as defined from time to time by law, NYSE standards and any specific requirements established by the board. A director may be determined to be independent only if the board has determined that he or she has no material relationship with the company, either directly or as a partner, shareholder or officer of an organization that has a material relationship with the company. To evaluate the materiality of any such relationship, the board has adopted the NYSE's categorical independence standards for director independence.

The Governance and Corporate Responsibility Committee advises and makes recommendations to the full board regarding director independence. After considering the committee's recommendation, the board affirmatively determined that, other than Mr. Stockfish, each of the company's current directors, each nominee for director and each director who served as a director in 2020 is independent in accordance with applicable NYSE and Securities and Exchange Commission ("SEC")

independence rules and requirements. The board determined that Mr. Stockfish is not independent because he is the president and chief executive officer of the company.

BOARD LEADERSHIP

Separate Chairman and Chief Executive Officer Roles

Our board has chosen to separate the positions of board chair and chief executive officer. The chief executive officer is responsible for the strategic direction and day-to-day leadership and performance of the company. The non-executive chairman of the board, in consultation with the chief executive officer, provides oversight, direction and leadership to the board, sets the agenda for and presides over meetings of the board, presides at our meetings of shareholders, facilitates communication among our directors and between management and the board and provides input to the Governance and Corporate Responsibility Committee and Compensation Committee, as appropriate, with respect to our annual board self-evaluation process, succession planning for our management and board of directors and the performance evaluation process for our chief executive officer. Additionally, to provide a separate forum for candid discussion, the company's Corporate Governance Guidelines require regularly scheduled executive sessions of independent directors. Our board intends to appoint a presiding director for executive sessions of the independent directors following the 2021 annual meeting.

We believe that this separation of roles provides more effective monitoring and objective evaluation of the chief executive officer's performance and strengthens the board's independent oversight of the company's performance and governance standards. It also allows the board to draw on the leadership skills and business experience of two persons, the chairman of the board and the chief executive officer.

BOARD COMMITTEES

The board's primary committees are the Audit, Compensation and Governance and Corporate Responsibility Committees. These committees are comprised exclusively of independent directors and, in the case of the Audit Committee and Compensation Committee, include members who meet enhanced regulatory requirements for service on those committees. The board also has an Executive Committee. Each committee is governed by a written charter, a copy of which can be found on the company's website at investor.weyerhaeuser.com.

Current Members

Sara Grootwassink Lewis (Chair)
Deidra C. Merriwether
Marc F. Racicot*
Lawrence A. Selzer
D. Michael Steuert*
Kim Williams

Audit Committee

The Audit Committee oversees the quality and integrity of the company's accounting, auditing and financial reporting practices, as well as the company's compliance with legal and regulatory requirements. The committee is also responsible for:

• The appointment, compensation and general oversight of the company's independent auditors;

• Pre-approving all audit and non-audit services to be performed by the company's independent auditors and all related fees;

• Annually assessing the performance of the independent auditors and internal audit function;

• Reviewing and discussing the company's quarterly financial statements and quarterly earnings press releases and related communications; and

• Reviewing the effectiveness of the company's system of internal controls.

All members are *financially literate* within the meaning of stock exchange listing rules.

All members are independent and meet additional stock exchange and SEC independence standards for audit committee service.

Each of Sara Grootwassink Lewis and Deidra Merriwether is an *audit committee financial expert* as defined by the SEC, and each committee member has *accounting or related financial management* expertise as required by stock exchange listing standards.

*Retiring at the annual meeting.

Compensation Committee

Current Members

Charles R. Williamson (Chair)*
Mark A. Emmert
Al Monaco
Nicole W. Piasecki

The Compensation Committee reviews and approves the strategy and design of the company's compensation and benefits systems and makes compensation decisions for the company's executive officers. The committee also:

- Administers the company's incentive compensation plans, including establishment of performance goals and certification of the company's performance against those goals;

- Regularly reviews and approves changes to the peer group used for benchmarking compensation for executive officers;

- Reviews and recommends to the board the compensation of the company's non-employee directors; and

- Appoints and oversees the independent compensation consultant and annually ensures that the consultant's work raises no conflicts of interest.

All members are independent and meet additional stock exchange and SEC independence standards for compensation committee members.

Governance and Corporate Responsibility Committee

Current Members

Nicole W. Piasecki (Chair)
Marc F. Racicot*
Lawrence A. Selzer
Kim Williams

The Governance and Corporate Responsibility Committee oversees the company's governance structure and practices. It is also responsible for evaluating overall board composition, ensuring that the appropriate skills, backgrounds and experience are adequately represented on the board, and making recommendations for board nominees accordingly. The committee also:

- Manages the board and committee evaluation process;

- Provides oversight of sustainability strategy and performance;

- Oversees the process for the board's evaluation of our CEO's performance; and

- Provides oversight of ethics and business conduct.

All members are independent.

Executive Committee

Current Members

Charles R. Williamson (Chair)*
Rick R. Holley
Devin W. Stockfish

The Executive Committee is authorized to act for the board in the interval between board meetings, except to the extent limited by law, applicable stock exchange listing standards or the company's charter documents.

Retiring at the annual meeting.

RISK OVERSIGHT

Board and Committee Oversight

The board is actively involved in the oversight of risks that could affect the company. This oversight is conducted at the full board level and through committees of the board pursuant to the written charters of each of the committees outlining its duties and responsibilities. The full board has retained responsibility for oversight of strategic risks as well as risks not otherwise delegated to one of its committees. The board stays informed of each committee's management of enterprise risk through regular reports by each committee chair to the full board regarding the committee's deliberations and actions. The board believes that this structure provides the appropriate leadership to help ensure effective risk oversight.

Committee Risk Oversight		
Audit Committee	**Governance and Corporate Responsibility Committee**	**Compensation Committee**

The Audit Committee oversees company risks relating to financial reporting, as well as legal and regulatory compliance matters that may have a material impact on the company's financial statements or internal controls over financial reporting. The committee, in coordination with the Governance and Corporate Responsibility Committee, also oversees such other legal compliance matters that may have a material financial effect on the company.

To satisfy these responsibilities, the committee meets regularly with the company's chief financial officer, chief accounting officer, director of internal audit, internal legal counsel, KPMG LLP and other members of management.

The committee receives regular reports relating to issues such as the status and findings of audits being conducted by the internal and independent auditors, the status of material litigation and other contingent liabilities and changes in accounting requirements or practices that could affect the content or presentation of the company's financial statements.

The committee is also responsible for reviewing any "hot-line" or other reports concerning accounting, internal controls or auditing matters.

The Governance and Corporate Responsibility Committee oversees risks relating to board leadership and effectiveness, management and board succession planning, sustainability and environmental practices and policies (including matters relating to climate change), ethics and business practices, political activities and other public policy matters that affect the company and its stakeholders. The committee, in coordination with the Audit Committee, also oversees legal compliance matters that may have a material financial effect on the company.

To assist the committee in discharging its responsibilities, it works with officers of the company responsible for relevant risk areas and keeps abreast of the company's significant risk management practices and strategies for anticipating and responding to major public policy shifts that could affect the company.

Because some of these risks could have financial elements, the board has determined that at least one member of the committee must serve concurrently on the Audit Committee.

The Compensation Committee oversees risks relating to the company's compensation and benefits systems and reviews annually policies and practices to determine whether they are reasonably likely to meet the committee's objectives for executive pay and to ensure that the company's compensation practices present no risk of a material adverse effect on the company.

To assist it in satisfying these oversight responsibilities, the committee has retained its own independent compensation consultant and meets regularly with management to understand the financial, human resources and shareholder implications of its compensation decisions.

Risk Management

While the board and its committees have responsibility for general risk oversight, company management is charged with managing risk. The company has a robust strategic planning and enterprise risk management process that facilitates the identification and management of risks. This process includes identification of specific risks, ranking of the likelihood and magnitude of effect of those risks, scenario analysis, review of risk appetite and a review of mitigation plans. Management analyzes risk areas that have the potential to materially affect the company's businesses and integrates this information into strategic planning and discussions with the board of directors.

Our enterprise risk management program is led by our chief compliance officer and is closely aligned with our businesses and corporate functions, including our legal department and our internal audit staff, and also works closely with our independent outside auditors. Our risk management program covers a wide range of material risks that could affect the company, including strategic, operational, financial and reputational risks. Key responsibilities for our enterprise risk management group include maintaining a robust compliance and ethics program, as well as disciplined processes designed to provide oversight for our sustainability strategy, cyber security and environmental and safety performance. The board and its committees receive regular reports directly from our chief compliance officer and other officers responsible for management of particular risks within the company, including without limitation reports on cyber security matters.

SUCCESSION PLANNING

Succession planning and leadership development are key priorities for the board and management. The board regularly reviews the company's "people development" activities in support of its business strategy, which includes a detailed discussion of the company's development programs, leadership bench and succession plans with a focus on key positions at the senior executive level and other critical roles. The board also has regular and direct exposure to high potential leaders through formal board and committee presentations and informal events.

SHAREHOLDER ENGAGEMENT

We believe that maintaining regular and active dialogue with our shareholders is important for effective corporate governance as well as to our commitment to deliver sustainable, long-term value to our shareholders. We engage with our shareholders on a variety of topics throughout the year to ensure we are addressing questions and concerns, to seek input and to provide perspective on our policies and practices. Shareholder feedback is regularly reviewed and considered by the board and its committees and is reflected in adjustments and enhancements to our policies and practices. We remain committed to investing time with our shareholders to maintain transparency and to better understand their views on key issues.

Our team, including our general counsel, head of investor relations, and director of sustainability, engaged with governance teams at shareholders representing approximately 42% of our outstanding shares to provide updates on our 2020 ESG performance, including corporate governance, sustainability and executive compensation practices. We also engaged with proxy and other advisory firms that represent the interests of various shareholders to help us stay abreast of developing areas of shareholder focus and to solicit feedback about our programs and practices.

Separately, our Investor Relations office also engages with shareholders throughout the year on matters focused on our core businesses and performance. Mr. Stockfish, our CEO, and Mr. Hagen, our CFO through February 2021, frequently met with shareholders and presented at investor conferences. In 2020, we engaged with investors representing approximately 58% of our outstanding shares.

SHAREHOLDER RIGHTS

Shareholder Proxy Access

We amended our Bylaws in 2018 to adopt provisions implementing proxy access. Proxy access allows eligible shareholders to nominate candidates to the board of directors who are included in the company's proxy statement and ballot. In adopting proxy access, the board considered feedback from our shareholders that we received during our shareholder engagement discussions. This process for inclusion of shareholder nominees in the proxy statement is in addition to previously existing Bylaw provisions that allow shareholders to nominate directors to the board without access to the company's proxy statement. For more information about the director nomination process, see *Stock Information — Shareholder Recommendations and Nominations of Directors* on page 67.

Directors Elected Annually by Majority Vote

Our directors are elected on an annual basis. Our Bylaws require that directors be elected by a majority of the votes cast in uncontested director elections. Any incumbent director who is not re-elected at the end of his or her term of office continues to serve as a "holdover director" until the earlier of 90 days after election results are certified, his or her successor has been appointed by the board or he or she resigns. By company policy, each incumbent director, to be re-nominated for election, and each new nominee, before first being elected, is required to tender an irrevocable resignation that becomes effective if the director does not receive a majority of the votes cast in an election and the resignation is accepted by the board. The Governance and Corporate Responsibility Committee is required to review the circumstances and factors relevant to any holdover director's resignation pursuant to this policy, including without limitation whether accepting the resignation would cause the board or the company to be out of compliance with SEC rules or NYSE listing standards. Based upon the recommendation of the Governance and Corporate Responsibility Committee, the board is required to take action on any such resignation and publicly disclose its decision within 90 days from the date the elections results are certified. Holdover directors are not permitted to take part in any such recommendation or decision.

Shareholder Rights Plan Policy

In 2004, our board of directors adopted a shareholder rights plan policy that provides that the board must obtain shareholder approval prior to adopting any shareholder rights plan. However, the board may act on its own to adopt a shareholder rights plan if a majority of the independent directors, exercising their fiduciary duties under Washington law, determine that such submission to shareholders would not be in the best interests of shareholders under the circumstances.

Shareholders Right to Call Meetings

Our Bylaws provide that special meetings of our shareholders may be called by shareholders representing at least 25% of the company's outstanding shares if certain notice and other procedural requirements are followed and if the board determines that the matters of business to be brought before the meeting are appropriate for shareholder action under applicable law.

CODE OF ETHICS AND TRANSPARENCY

Integrity is a core value at Weyerhaeuser. We have a strong culture of ethics and integrity at every level of our company. Since our founding in 1900, we have consistently been recognized for our ethical business practices, compliance and high standards. In 2021, we were named for the 12th time as one of the World's Most Ethical Companies® by Ethisphere Institute, a global leader in defining and advancing the standards of ethical business practices.

Our Code of Ethics is currently in its ninth edition and applies to all employees and members of our board. It is an expression of our commitment and shared responsibility to conduct our business affairs ethically with stakeholders, including employees, communities, customers, suppliers, contractors and shareholders. We will notify shareholders on our website at www.weyerhaeuser.com of any waiver granted by the board of directors under the Code of Ethics for an executive officer or director. No such waivers were granted for any executive officer or director in 2020. The current edition of the Code of Ethics is available on our website at www.wy.com/sustainability/strong-governance/#ethics.

We are consistently named ONE OF THE **WORLD'S MOST ETHICAL COMPANIES®** BY ETHISPHERE

We are **TRANSPARENT** ABOUT OUR **POLITICAL ACTIVITIES** and we disclose our **DONATIONS** ANNUALLY

EXECUTIVE AND DIRECTOR SHARE OWNERSHIP REQUIREMENTS

We have share ownership requirements for our executive officers and directors that require each executive officer and director to hold a multiple of his or her base salary (or cash compensation) in shares of Weyerhaeuser stock. Minimum ownership levels are as follows:

Position	Holding Requirement
Chief executive officer	6x base salary value
Senior vice presidents	2x base salary value
Non-employee directors	5x annual cash retainer

Ownership Sources Included

- Direct ownership of common shares
- The value of amounts deferred into a stock equivalent account
- Shares of company stock held in the company's 401(k) plan

Until the required ownership levels are achieved, executives must retain 75% of the net profit shares acquired when RSUs and PSUs vest. Net profit shares are shares remaining after payment of taxes upon vesting. A director may sell shares issuable upon vesting of RSUs only for purposes of paying the taxes due upon vesting but must otherwise hold 100% of the net shares granted to him or her until the ownership requirement has been satisfied. Our Compensation Committee monitors and confirms that our directors and officers are in compliance with the requirements.

CLAWBACK POLICY

We have an incentive compensation clawback policy to ensure that incentive compensation is paid based on accurate financial and operating data and the correct calculation of performance against incentive targets. Our policy provides that in the event of a restatement of the financial or operating results of the company or one of its business segments due to material non-compliance with financial reporting requirements, the company may seek recovery of incentive compensation that would not otherwise have been paid if the correct performance data had been used to determine the amount payable.

ANTI-HEDGING AND TRADING POLICY

Our anti-hedging and trading policy prohibits our directors, executive officers and employees who report directly to our executive officers from hedging their ownership of the company's stock, including without limitation any trading in options, puts, calls, or other derivative instruments related to company stock or debt. The policy also prohibits directors and executive officers from pledging company stock, engaging in any short sales of company stock or trading company stock on margin.

RELATED PARTY TRANSACTIONS REVIEW AND APPROVAL POLICY

The board of directors recognizes that related party transactions can present a heightened risk of potential or actual conflicts of interest and may create the appearance that company decisions are based on considerations other than the best interests of the company and its shareholders. As a result, the board prefers to avoid related party transactions, while also recognizing that there are situations where related party transactions may be in, or at least may not be inconsistent with, the best interests of the company and its shareholders. The board has adopted a related party transactions policy and delegated to the Audit Committee the responsibility to review related party transactions.

A related party transaction is any transaction (or series of related transactions) involving the company and in which the amount involved exceeds $120,000 and a related person has a direct or indirect material interest. A "related person" is:

- A director or executive officer of the company;
- A shareholder who beneficially owns more than 5% of the company's stock;
- An immediate family member of any of the company's directors or executive officers; or
- A company, charitable organization or other entity in which any of these persons serves as an employee, officer or general partner (or in a similar role) or beneficially owns 10% or more of the entity.

A director, executive officer or a family member who is also a "related person" must inform the company's Corporate Secretary about any proposed related party transaction and disclose the pertinent facts and circumstances. If the Corporate Secretary concludes that a related party transaction is presented, the matter is brought to the Audit Committee for review.

- After review of the facts and circumstances, the disinterested members of the committee may approve the transaction only if the involved director's or executive's independence and the company's best interests are not adversely affected.

- Transactions not previously submitted for approval shall, upon becoming known, be submitted to the committee for ratification, termination or modification of terms.

- Material transactions approved by the committee are reported to the board of directors.

BOARD COMPOSITION AND CONSIDERATION OF DIRECTOR NOMINEES

Director Qualifications

Our Corporate Governance Guidelines provide that the board should encompass a diverse range of talent, skill and expertise sufficient to provide sound and prudent oversight and guidance with respect to the company's operations and interests. The Corporate Governance Guidelines also provide that, at all times, a majority of the board must be comprised of "independent directors" as defined from time to time by law, NYSE standards and any specific requirements established by the board. As a base line, each director is expected to exhibit high standards of integrity, commitment and independence of thought and judgment, participate in a constructive and collegial manner, be willing to devote sufficient time to carrying out the duties and responsibilities of a director and, most importantly, represent the long-term interests of all shareholders.

The board also needs the right diversity, mix of characteristics, talents, skills and expertise to provide sound and prudent guidance with respect to the company's operations and interests. Examples of desired skills and backgrounds include:

- Executive leadership;
- Finance and capital markets;
- Public company board experience;
- Relevant industries, especially natural resource management;
- Government, regulatory or legal;
- Manufacturing and capital-intensive industry;
- Real estate and land management; and
- International business.

In addition to the targeted skill areas, the board also seeks to have a membership that has diverse perspectives as informed by skills, experiences and backgrounds, including without limitation perspectives informed by diverse gender, racial, ethnic and national backgrounds.

The Governance and Corporate Responsibility Committee assesses the skill areas currently represented on the board and those skill areas represented by directors expected to retire from the board in the near future against the list of targeted skills and experiences. The committee also considers recommendations from members of the board regarding skills that could improve the overall quality and ability of the board to carry out its function. Based on this analysis, the committee targets specific skill areas or experiences as the focus of consideration for new directors to join the board.

Identifying and Evaluating Nominees for Directors

The Governance and Corporate Responsibility Committee uses a variety of methods for identifying and evaluating nominees for director. In the event vacancies are anticipated, or arise, the Governance and Corporate Responsibility Committee considers various potential candidates for director, considering the skill areas and characteristics discussed above and qualifications of the individual candidate. Candidates may come to the attention of the committee through current board members, professional search firms, shareholders or other persons. The committee or a subcommittee may interview potential candidates to further assess the qualifications possessed by the candidates and their ability to serve as a director. The committee then determines the best qualified candidates based on the established criteria and recommends those candidates for appointment by the board (to fill vacancies) or for election at the next annual meeting of shareholders. Ms. Deidra Merriwether, who was appointed to the board in November 2020, came to the attention of the Governance and Corporate Responsibility Committee by a third-party search firm.

Board Self-Assessment

The board is committed to assessing its own performance as a board in order to identify its strengths as well as areas in which it may improve its performance. The self-evaluation process, which is established by the Governance and Corporate Responsibility Committee, involves the completion of annual evaluations of the board and its committees, review and discussion of the results of the evaluations by both the committee and full board, and consideration of action plans to address any issues. The evaluation also includes a review of year-over-year evaluation results to identify any trends and to assess whether actions taken in response to previous evaluation results have resulted in meaningful improvements. As part of its self-assessment process, the board annually determines the diversity of specific skills and characteristics necessary for the optimal functioning of the board in its oversight of the company over both the short- and long-term.

Limits on Other Board Service

The board believes that director service on other company boards contributes valuable experience and perspective to the Weyerhaeuser board of directors. However, the board also expects that every director has sufficient time to commit to attending, and being prepared to contribute at, Weyerhaeuser board and committee meetings.

With this in mind, our Corporate Governance Guidelines provide that a director may not serve on more than three other public company boards. If a director serves as the principal executive officer of a public company, the limit on outside board service is no more than two other public company boards. In addition, directors who serve on the Audit Committee may not serve on more than two other public company audit committees.

The board may determine, on a case-by-case basis, that any additional service on an outside board would not impair a director's ability to effectively discharge his or her duties as a director of the company.

COMMUNICATION WITH OUR BOARD

Communications to the board of directors may be sent to Weyerhaeuser Company, Attention: Corporate Secretary, 220 Occidental Avenue South, Seattle, Washington 98104 and marked to the attention of the board or any of its committees, the independent directors as a group or individual directors. Communications also may be sent by email to *CorporateSecretary@Weyerhaeuser.com*.

ITEM 1. ELECTION OF DIRECTORS

The nine persons identified below are nominated to be elected as directors at the 2021 annual meeting for one-year terms expiring at the 2022 annual meeting. Except for Ms. Deidra Merriwether, who was appointed on November 12, 2020, all nominees were elected as directors by shareholders at the 2020 annual meeting for a one-year term expiring at the 2021 annual meeting. Our board currently has 12 members. Under our Articles of Incorporation and Bylaws, the board of directors is authorized to fix the number of directors within the range of nine to 13 members. In accordance with the board's mandatory retirement policy, Marc Racicot, Michael Steuert and Charles Williamson will retire from the board at the 2021 annual meeting and therefore are not nominated for re-election. In connection with their retirements, the board has adopted a resolution setting the number of directors serving on the board to nine members effective immediately upon the retirement of the three directors.

Unless a shareholder instructs otherwise on the proxy card, it is intended that the shares represented by properly executed proxies will be voted for the persons nominated by the board of directors. The board of directors anticipates that the listed nominees will be able to serve, but if at the time of the meeting any nominee is unable or unwilling to serve, the proxy holders may vote such shares at their discretion for a substitute nominee.

The biography of each of the nominees below contains information regarding the individual's service as a director, business experience, director positions held currently or at any time during the last five years, and information regarding their experiences, qualifications, attributes or skills considered by the Governance and Corporate Responsibility Committee and the board of directors to assess the nominee's candidacy for nomination.

The board of directors recommends that shareholders vote "FOR" the election of each of the following directors.

NOMINEES FOR ELECTION

MARK A. EMMERT

Age: 68

Director Since: 2008



Biographical Information:

Mark A. Emmert has been the president of the National Collegiate Athletic Association since 2010. He served as president of the University of Washington in Seattle, Washington, from 2004 to 2010; as chancellor of Louisiana State University from 1999 to 2004; and chancellor and provost of the University of Connecticut from 1994 to 1999. Prior to 1994, he was provost and vice president for Academic Affairs at Montana State University and held faculty and administrative positions at the University of Colorado. He also is a director of Expeditors International of Washington, Inc. (global logistics services). He previously served on the board of directors of Omnicare, Inc. (healthcare services) until 2015.

Qualifications:

Mr. Emmert is a Life Member of the Council on Foreign Relations and is a Fellow of the National Academy of Public Administration. He has also been a Fulbright Fellow, a Fellow of the American Council on Education and served on many non-profit boards. He is an experienced leader of major organizations, with strong skills in government and international relations, strategic planning and public company executive compensation.

Core Competencies:
- CEO or Equivalent Leadership Role for Large Company
- Public Company Board
- Government, Regulatory or Legal
- International Business

RICK R. HOLLEY

Age: 69

Director Since: 2016



Biographical Information:

Rick R. Holley served as the president and chief executive officer of Plum Creek Timber Company, Inc. (timber) from 1994 to 2013 and continued to serve as chief executive officer until February 2016, at which time Plum Creek merged with Weyerhaeuser. From 1989 to 1994, Mr. Holley served as Plum Creek's chief financial officer. He previously served on the board of directors of Avista Corporation (electric and natural gas utility) until 2014 and as a director of Plum Creek until February 2016.

Qualifications:

Mr. Holley, one of the longest tenured chief executive officers in the timber industry, has a deep and broad understanding of the company's industry and business lines, as well as experience in strategic planning and finance.

Core Competencies:
- CEO or Equivalent Leadership Role for Large Company
- Public Company Board
- Timber, Land Management or Real Estate
- Manufacturing or Capital-Intensive Industry
- Government, Regulatory or Legal
- Environmental Management & Strategy
- Finance & Capital Markets

SARA GROOTWASSINK LEWIS

Age: 53

Director Since: 2016



Biographical Information:

Sara Grootwassink Lewis founded Lewis Corporate Advisors (capital markets advisory firm) in 2009, where she served as chief executive officer until 2017. From 2002 to 2009, she was chief financial officer of Washington Real Estate Investment Trust Company (equity REIT). She was previously the vice president of finance and investor relations at Corporate Office Properties Trust (office and data center REIT) and sell-side REIT equity analyst with Johnston, Lemon & Co. (financial services). Ms. Lewis also serves on the board of directors of Healthpeak Properties, Inc. (life science, senior housing and medical office real estate) and Sun Life Financial, Inc. (global financial services). She previously served on the boards of PS Business Parks, Inc. (commercial real estate) until 2019, CapitalSource Inc. (commercial lending) until its acquisition in 2014, Plum Creek Timber Company, Inc. (timber) until February 2016 and Adamas Pharmaceuticals, Inc. (specialty pharmaceuticals) until June 2016. Ms. Lewis also serves on the audit committee council and corporate governance working group of the Center for Audit Quality, the board of trustees of The Brookings Institution, the leadership board of the U.S. Chamber of Commerce Center for Capital Markets Competitiveness, and the advisory council for risk oversight of the National Association of Corporate Directors. She is also a former member of the Public Company Accounting Oversight Board Standing Advisory Group, where she served from 2015 to 2017.

Qualifications:

Ms. Lewis has extensive executive, financial and real estate industry experience, having served as a senior executive of a publicly traded REIT and on several public company boards. She also holds a chartered financial analyst designation and is a certified public accountant.

Core Competencies:
- Public Company Board
- Timber, Land Management or Real Estate
- Manufacturing or Capital-Intensive Industry
- Government, Regulatory or Legal
- Finance & Capital Markets
- International Business

DEIDRA C. MERRIWETHER

Age: 52

Director Since: 2020



Biographical Information:

Deidra C. Merriwether, appointed as a director of the company in November 2020, has served as senior vice president and chief financial officer for W.W. Grainger, Inc. (industrial maintenance, repair and operating products supply) since January 2021. In previous roles with Grainger she was the senior vice president and president of North American Sales & Services in 2020, senior vice president of Direct Sales and Strategic Initiatives from 2016 to 2020, and vice president and chief financial officer, Americas, from 2013 to 2016. Prior to Grainger, she was with Sears Holdings Corp. (retail) as chief operating officer of Retail Formats from 2011 to 2013; senior vice president and chief financial officer of Retail Formats from 2008 to 2011; vice president of Procurement & Merger Integration from 2004 to 2008; and vice president of Kmart Real Estate Strategy from 2002 to 2004. She has also served in various finance, production and management roles with Sears, Isiah Investments (investments), PricewaterhouseCoopers (professional services) and Eli Lilly & Company (pharmaceutical). Ms. Merriwether served on the board of Sears Canada from 2007 to 2010.

Qualifications:

Ms. Merriwether has broad-based and deep management experience in the areas of sales, international supply chain and finance, as well as significant P&L responsibilities.

Core Competencies:
- Manufacturing or Capital-Intensive Industry
- Government, Regulatory or Legal
- Finance & Capital Markets
- International Business

AL MONACO

Age: 61

Director Since: 2020



Biographical Information:

Al Monaco has served as president and chief executive officer and director of Enbridge Inc. (energy infrastructure) since 2012. Mr. Monaco is a director of the American Petroleum Institute and serves on its executive and finance committees. He is also a member of the U.S. National Petroleum Council, the Business Council of Canada, the Business Council of Alberta, and the Catalyst Canada Advisory Board. Mr. Monaco holds the chartered professional accountant and certified management accountant designations.

Qualifications:

Mr. Monaco has extensive experience in overseeing a large, complex, and geographically diverse organization, as well as management of capital-intensive operations, development of natural resources, technology, international operations, strategic planning and public company executive compensation.

Core Competencies:

- CEO or Equivalent Leadership Role for Large Company
- Public Company Board
- Manufacturing or Capital-Intensive Industry
- Government, Regulatory or Legal
- Environmental Management & Strategy
- Finance & Capital Markets
- International Business

NICOLE W. PIASECKI

Age: 58

Director Since: 2003



Biographical Information:

Nicole W. Piasecki served as vice president and general manager of the Propulsion Systems Division of Boeing Commercial Airplanes (aerospace) from March 2013 to September 2017. Previously, she served as vice president of Business Development & Strategic Integration for Boeing Commercial Airplanes from 2010 to March 2013; president of Boeing Japan from 2006 to 2010; vice president of Business Strategy & Marketing for Boeing Commercial Airplanes from 2003 to 2006; vice president of Sales, Leasing Companies, for Boeing Commercial Airplanes from 2000 until January 2003; and served in various positions in engineering, sales, marketing, and business strategy for the Commercial Aircraft Group since 1992. Ms. Piasecki also serves on the board of directors of BAE Systems PLC (defense and aerospace) and Howmet Aerospace Inc. (aerospace manufacturing). She is the chair of the board of trustees of Seattle University in Seattle, Washington and a member of the board of directors of The Stimson Center. Ms. Piasecki is a former director on the Seattle Branch board of directors for the Federal Reserve Bank, and a former member of the board of governors, Tokyo, of the American Chamber of Commerce of Japan, and the Federal Aviation Administration's Advisory Council.

Qualifications:

Ms. Piasecki has extensive executive experience in capital-intensive industries, sales and marketing, strategic planning and international operations and relations.

Core Competencies:

- Public Company Board
- Timber, Land Management or Real Estate
- Manufacturing or Capital-Intensive Industry
- Government, Regulatory or Legal
- Environmental Management & Strategy
- International Business

LAWRENCE A. SELZER

Age: 61

Director Since: 2016



Biographical Information:

Lawrence A. Selzer has served as the president and chief executive officer of The Conservation Fund (one of the nation's premier environmental non-profit organizations) since 2001. He is the chairman of the board of directors of American Bird Conservancy and a member of the board of trustees of Manomet. He previously served on the board of directors of Plum Creek Timber Company, Inc. (timber) until February 2016 and as chairman of the board of directors of Outdoor Foundation from 2007 until 2016.

Qualifications:

Mr. Selzer has experience and expertise in the areas of conservation procurement, conservation finance, timberland acquisitions and dispositions, and real estate management. He has experience managing and overseeing a large, complex, and geographically diverse environmental conservation organization.

Core Competencies:

- CEO or Equivalent Leadership Role for Large Company
- Public Company Board
- Timber, Land Management or Real Estate
- Government, Regulatory or Legal
- Environmental Management & Strategy
- Finance & Capital Markets

DEVIN W. STOCKFISH

Age: 47

Director Since: 2019



Biographical Information:

Devin W. Stockfish has been president and chief executive officer since January 2019. Previously he served as the company's senior vice president, Timberlands from January 2018 to December 2018, and as vice president, Western Timberlands from January 2017 to December 2017. He also served as the company's senior vice president, general counsel and corporate secretary from July 2014 to December 2016, and as assistant general counsel from March 2013 to July 2014. Before joining the company, he was vice president and associate general counsel at Univar Inc. (chemical distribution), where he focused on mergers and acquisitions, corporate governance and securities law. Previously, he was an attorney in the law department at Starbucks Corporation (retail food and beverage) and practiced corporate law at K&L Gates LLP (law firm). Before he began practicing law, he was an engineer with The Boeing Company (aerospace and defense). Mr. Stockfish serves on the board of the National Alliance of Forest Owners.

Qualifications:

Mr. Stockfish has experience in the forest products industry, capital-intensive industries, corporate finance, executive compensation, legal and regulatory matters and strategic planning.

Core Competencies:

- CEO or Equivalent Leadership Role for Large Company
- Timber, Land Management or Real Estate
- Manufacturing or Capital-Intensive Industry
- Government, Regulatory or Legal
- Environmental Management & Strategy
- Finance & Capital Markets
- International Business

KIM WILLIAMS

Age: 65

Director Since: 2006



Biographical Information:

Kim Williams served as senior vice president and associate director of global industry research for Wellington Management Company LLP (investment management) from 2001 to 2005, was elected a partner effective in 1995 and held various management positions with Wellington from 1986 to 2001. Prior to joining Wellington, she served as vice president, industry analyst for Loomis, Sayles & Co., Inc. (investment management) from 1982 to 1986. She is also a director of E.W. Scripps Company (diverse media), Xcel Energy Inc. (utilities), and MicroVest (asset management firm). She is a member of the Women's Health Leadership Council of Brigham and Women's Hospital in Boston, Massachusetts, a member of the board of Oxfam America (global antipoverty agency) and a life trustee of Concord Academy.

Qualifications:

Ms. Williams has extensive experience in corporate finance, strategic planning and international operations.

Core Competencies:

- Public Company Board
- Manufacturing or Capital-Intensive Industry
- Finance & Capital Markets
- International Business

BOARD AND COMMITTEE MEETINGS IN 2020

The following table summarizes meeting information for the board and each of the board's committees in 2020. Directors attended 99% of total board and committee meetings in 2020, and each of the directors attended at least 75% of the total meetings of the board and the committees on which he or she served.

Name	Board of Directors	Executive	Audit	Compensation	Governance and Corporate Responsibility
Total meetings in 2020	6	—	8	4	3

DIRECTOR COMPENSATION

Non-Employee Director Compensation Program for 2020

The board believes that the level of non-employee director compensation should be based on board and committee responsibilities and be competitive with comparable companies. The board also believes that a significant portion of non-employee director compensation should be awarded in the form of equity to align director interests with the long-term interests of shareholders.

In light of COVID-19, in 2020 our directors elected to reduce their annual retainer fees by 20% in the aggregate applied equally between the cash retainer and the equity retainer. Director compensation for 2020 included the following components:

Description of Fee	Cash or Cash Equivalent Amount ($)
Annual Retainer — Cash	84,000(1)
Annual Retainer — RSU	124,000(1)
Board Chair Retainer — Cash	75,000(2)
Board Chair Retainer — RSU	75,000(2)
Audit/Compensation Committee Chair Retainer — Cash	20,000
Governance & Corporate Responsibility Committee Chair Retainer — Cash	15,000

(1) Reflects a temporary reduction of fees for 2020 in light of COVID-19. The normal annual cash retainer is $110,000 and the normal annual RSU retainer is $150,000.

(2) As a result of benchmarking director compensation and in consideration of the significant work carried out by the board chair, the board at its August 16, 2019 meeting approved the increase of the board chair's compensation from $120,000 to $150,000, of which $75,000 is paid in the form of RSUs and $75,000 is paid in cash, beginning in 2020.

There are no meeting fees and retainer fees are paid annually following the annual shareholders' meeting. Retainers for the board and committee chairs are paid in addition to the annual cash and RSU retainers.

The Compensation Committee is responsible for annually reviewing our non-employee director compensation practices in comparison to comparable companies. Our program reflects best practices, including:

- Retainer-only compensation with no fees for attending meetings, which is an expected part of board service;

- Additional retainers for special roles, such as board and committee chairs, to recognize incremental time and effort involved;

- Equity delivered in the form of full-value shares, with short (one-year) vesting to avoid director entrenchment;

- Director stock ownership requirements of five times the annual cash retainer ($550,000); and

- Expense reimbursement for actual travel and other out-of-pocket expenses incurred in relation to board service.

The Compensation Committee works with its independent compensation consultant, FW Cook, to ensure the program remains competitive. This review includes a competitive analysis of our non-employee director compensation program against the practices of the companies in the peer group used for executive compensation comparisons.

The following table shows the annual compensation of our non-employee directors for 2020.

Name	Fees Earned or Paid in Cash (1) ($)	Stock Awards (2) ($)	Total ($)
Mark A. Emmert	84,000	123,994	207,994
Rick R. Holley	159,000	198,985	357,985
Sara Grootwassink Lewis	104,000	123,994	227,994
Deidra C. Merriwether	42,084	62,103	104,187
Al Monaco	84,000	123,994	207,994
Nicole W. Piasecki	99,000	123,994	222,994
Marc F. Racicot	84,000	123,994	207,994
Lawrence A. Selzer	84,000	123,994	207,994
D. Michael Steuert	84,000	123,994	207,994
Kim Williams	84,000	123,994	207,994
Charles R. Williamson	104,000	123,994	227,994

(1) Amounts for each of Ms. Lewis (Audit) and Mr. Williamson (Compensation) include cash compensation of $20,000 for their service as chair of their respective committees during 2020. The amount for Ms. Piasecki (Governance and Corporate Responsibility) includes cash compensation of $15,000 for her service as chair during 2020. The amount for Mr. Holley includes cash compensation of $75,000 and a stock award of $75,000 for his service as chairman of the board during 2020. Ms. Merriwether was appointed to the board on November 12, 2020, and the amount of her cash compensation was prorated based on her time of service from November 12, 2020 through the date of the 2021 annual meeting.

(2) Amounts reflect the grant date fair value of director compensation paid in the form of restricted stock units ("RSUs") or deferred stock equivalent units. The grant date fair value for all directors was computed in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718. The fair value for all directors other than Ms. Merriwether was calculated based on the grant date of May 15, 2020, the date of the 2020 annual shareholders meeting. The fair value of Ms. Merriwether's compensation paid in the form of RSUs was calculated based on the grant date of November 12, 2020, the date Ms. Merriwether joined the board of directors. Ms. Merriwether received a prorated compensation of $62,124 in RSUs based on her time of service from the date of her appointment to the board through the date of the 2021 annual meeting. The following directors chose to defer their RSUs into common stock equivalent units under our Fee Deferral Plan for Directors and were credited with the following common stock equivalent units: Mr. Holley — 11,532 units; Ms. Lewis — 7,186 units; and Ms. Merriwether — 2,238.703 units. Amounts deferred into common stock equivalent units under the Fee Deferral Plan for Directors will be paid following the director's termination of service in the form of shares of the company's common stock.

The number of RSUs paid to directors was determined by dividing the dollar amount of the retainer equity award by the market price of Weyerhaeuser Company common stock on the date of grant. For 2020 awards, 11,532 RSUs were granted to Mr. Holley and 7,186 RSUs for each of the other directors except for Ms. Merriwether,

who received a prorated grant of approximately 2,238 RSUs based on her term of service, which began on November 12, 2020. The RSUs vest over one year and will be settled in shares of the company's common stock at the one-year anniversary of the date of grant. Directors who leave the board during the one-year period receive a pro-rata number of shares on the settlement date. RSUs granted to directors are credited with dividends during the one-year vesting period.

Deferral Options for Cash and Equity Retainer

Directors may elect to defer all or a portion of the annual cash and equity retainer payments under the Fee Deferral Plan for Directors. A director may elect to defer the cash retainer into an interest-bearing account (with interest in accordance with the plan at 120% of the applicable federal long-term rate ("AFR") as published by the IRS in January of each plan year), or to defer the cash or equity portion of the retainer in stock equivalent units. In the case of cash fees, the number of credited stock equivalent units is determined by dividing the amount of cash deferred by the market price of the company's common stock on the date such fees would have been paid. In the case of equity fees, the RSUs are deferred into an equal number of stock equivalent units. In each case, stock equivalent units are credited with dividends during the deferral period.

Amounts deferred into cash are paid in cash, and amounts deferred into stock equivalent units are paid in company stock, in each case at the end of the deferral period, but in no event earlier than the director's separation from service to the board, in accordance with the requirements and limitations of Section 409A of the Internal Revenue Code ("IRC"). Canadian directors who defer fees into stock equivalent units may elect to receive cash payments instead of company stock.

ANNUAL MEETING ATTENDANCE

The directors are expected to attend the company's annual meetings, if possible. All of the directors serving at the time of the 2020 virtual annual meeting attended the meeting.

ITEM 2. PROPOSAL TO APPROVE, ON AN ADVISORY BASIS, THE COMPENSATION OF THE NAMED EXECUTIVE OFFICERS

We are asking our shareholders to indicate their support for the compensation of our named executive officers ("NEOs") as described in this proxy statement. This annual proposal, commonly known as a "say-on-pay" proposal, gives our shareholders the opportunity to express their views on the compensation of our NEOs.

Our executive officers, including our NEOs, are critical to our success. That is why we design our executive compensation program to attract, retain and motivate superior executive talent. At the same time, we design our executive compensation program to focus on shareholders' interests and sustainable long-term performance. We do this by making a significant portion of our NEOs' compensation contingent on reaching specific short- and long-term performance measures.

This vote is not intended to address any specific item of compensation, but rather the overall compensation of our NEOs and the philosophy, policies and practices described in this proxy statement. Accordingly, we ask our shareholders to vote "FOR" the following resolution at the 2021 annual meeting:

> "RESOLVED, that the company's shareholders approve, on an advisory basis, the compensation of the named executive officers as disclosed in the company's Proxy Statement for the 2021 Annual Meeting of Shareholders pursuant to the compensation disclosure rules of the Securities and Exchange Commission, including the Compensation Discussion and Analysis, the 2020 Summary Compensation Table and the other related tables and disclosures."

This say-on-pay vote is advisory and therefore will not be binding on the company, the Compensation Committee or our board of directors. However, our board of directors and our Compensation Committee value the opinions of our shareholders and to the extent there is any significant vote against the NEOs' compensation as disclosed in this proxy statement, we will consider our shareholders' concerns and the Compensation Committee will evaluate whether any actions are necessary to address those concerns.

Our shareholders voted in 2017 to continue having "say-on-pay" votes on an annual basis. Consistent with shareholder preference, we will continue holding our "say-on-pay" votes annually. We also expect the next vote on the frequency of the "say-on-pay" vote will occur at our 2023 annual shareholders meeting.

The board of directors recommends that shareholders vote "FOR" this advisory proposal to approve the compensation of our named executive officers.

EXECUTIVE COMPENSATION

COMPENSATION DISCUSSION AND ANALYSIS

This Compensation Discussion and Analysis describes our executive compensation philosophy and practices and the material elements comprising our compensation program. It also explains the process that the Compensation Committee uses to determine compensation and benefits for our named executive officers, or "NEOs". For 2020, our NEOs are:

Name	Title
Devin W. Stockfish	President and Chief Executive Officer
Russell S. Hagen	Senior Vice President and Chief Financial Officer
Adrian M. Blocker	Senior Vice President, Timberlands
James A. Kilberg	Senior Vice President, Real Estate, Energy & Natural Resources
Keith J. O'Rear	Senior Vice President, Wood Products

Executive Summary

Executive Compensation Philosophy and Practices

Our executive compensation program is designed to provide a market-competitive pay opportunity that ensures we attract and retain top talent, with pay directly linked to the achievement of short- and long-term business results. The Compensation Committee reviews our executive compensation program components, targets and payouts on an annual basis, and considers feedback we receive from our shareholders, to ensure that compensation is appropriately linked to performance against company strategy and aligned with the interests of our shareholders.

We achieve our objectives through an executive compensation program that:

- Offers competitive pay opportunity that allows us to attract and retain top talent;
- Emphasizes pay-for-performance that drives superior financial results and value creation;
- Provides strong alignment with the interests of our shareholders; and
- Mitigates unnecessary and excessive risk-taking.

Program Structure and Practices

The structure and components of our executive compensation program provide a balanced focus on both long-term strategic and financial objectives and shorter-term business objectives.





CEO COMPENSATION MIX
11% Base Salary
17% Annual Cash Incentive Plan
43% PSU
29% RSU
Long-Term Incentive Plan
60% Performance Based
NEO COMPENSATION MIX
21% Base Salary
19% Annual Cash Incentive Plan
36% PSU
24% RSU
Long-Term Incentive Plan
55% Performance Based

Our leading compensation practices include:

- No employment agreements;

- No tax gross ups for "golden parachute" excise taxes;

- A "clawback" policy for incentive compensation recovery;

- Annual review of compensation risks and peer compensation data;

- Significant weighting of pay tied to performance-based compensation;

- No executive perquisites other than limited relocation-related benefits and, when necessary, security services;

- Significant portion of compensation in the form of equity awards with multi-year vesting;

- A policy prohibiting hedging and pledging of company stock by directors and officers;

- Rigorous and measurable goal setting aligned with business strategy, including ESG-related goals;

- Robust stock ownership requirements for the CEO (6x salary) and senior vice presidents (2x salary);

- An independent compensation consultant, FW Cook, to advise the Compensation Committee;

- "Double trigger" accelerated vesting of our long-term incentive equity awards upon a change in control; and

- Balanced focus on both long-term strategic and financial objectives and shorter-term business objectives.

WE BALANCE **LONG-TERM** STRATEGIC GOALS WITH **SHORT-TERM** FINANCIAL OBJECTIVES

WE INCLUDE **ESG GOALS** IN OUR **INCENTIVE** COMPENSATION PLANS

Recent Changes

The Compensation Committee reviews our executive compensation program throughout the year. Feedback from shareholders, benchmarking data and input from FW Cook, and changes in market practice all have informed the committee's decisions to make several changes to the compensation program for our executive officers. Following is a list of some of those recent changes:

✓ Formalized PSU vesting cap for negative absolute TSR

✓ Lowered maximum potential AIP bonus to 2x target

✓ Reduced non-CEO change in control benefit multiple from 3x to 2x

✓ COVID-19 executive compensation reductions

✓ Increased disclosure of controllable business metrics portion of AIP performance goals

✓ Revised TSR comparator group to include an expanded PSU Industry peer group

2020 Compensation Highlights

For 2020, our business and operating results drove key performance metrics in the variable elements of our compensation program, reflecting our emphasis on pay-for-performance. Below is a summary of how we performed against our short-term incentive goals under our Annual Incentive Plan ("AIP") and how we performed against our long-term incentive goals under our Performance Share Unit plan. Bonus amounts for each NEO under our AIP are subject to further adjustment based on individual performance. Bonus amounts for our CEO and CFO are based on the weighted performance of all three of our business segments. For more information about these plans, see the discussion under *Short-Term Incentive Plan* on page 42 and *Long-Term Incentive Compensation — Performance Share Unit Awards* on page 47.

2020 Annual Incentive Plan Payout



TIMBERLANDS		
$851 Million* Adj. EBITDA Financial Performance Metric	**High Achieves** Controllable Business Metrics Rating	**1.33% of Target Payout**

REAL ESTATE		
$851 Million* Adj. EBITDA Financial Performance Metric	**Exceeds** Controllable Business Metrics Rating	**1.37% of Target Payout**

WOOD PRODUCTS		
58.6% RONA Financial Performance Metric	**High Achieves** Controllable Business Metrics Rating	**1.98% of Target Payout**

* The funding multiples for Timberlands and Real Estate, Energy & Natural Resources are based on a combined Adjusted EBITDA of $851 million, which is comprised of Adjusted EBITDA of $610 million for Timberlands and $241 million for Real Estate, Energy & Natural Resources.

2020 Performance Share Unit Equity Award Payout



5.9% 3-Year TSR → **69.6%** of Target Performance Shares

2020 Say-on-Pay Results

Shareholders communicated overall strong support of our compensation philosophy and programs with **"say-on-pay" voting results in excess of 95% approval in 2020**. Our Compensation Committee and board of directors value the opinions of our shareholders and consider those opinions as key inputs when making compensation decisions. Historically, we have received very strong shareholder support for our compensation program. In addition to our regular shareholder engagement throughout the year, to the extent we were to receive a significant vote against the compensation of our named executive officers we would engage in vigorous shareholder outreach and consider our shareholders' feedback and concerns. The Compensation Committee would then evaluate whether responsive actions were necessary and implement any needed changes.

WE RECEIVED OVER

95%

SAY-ON-PAY SUPPORT IN 2020

Frequency of our Say-on-Pay Vote

Our shareholders expressed a preference to hold our "say-on-pay" vote on an annual basis at the 2017 annual shareholders meeting. For that reason, the next "say-on-pay" vote will occur at our 2022 annual shareholders meeting. We expect the next time that our shareholders will vote to express a preference about the frequency of the "say-on-pay" vote will be at our 2023 annual shareholders meeting.

Compensation Philosophy and Principles

Competitive Pay to Attract and Retain Talent

Our executive officers, including our NEOs, are critical to our success. That is why we design our executive compensation program to attract, retain and motivate top executive talent.

Comparative Market Data. We annually review market compensation data to determine whether total target compensation for our executive officers remains in the targeted median pay range and make adjustments when appropriate. Our market assessment includes evaluation of base salary, annual and long-term incentive opportunities, and other rewards such as health benefits and retirement programs. Our philosophy is to set total target compensation and benefit levels within the median range of market pay and benefit levels. Each component of total compensation and other benefits is intended to be consistent with market practices to help the company attract and retain talented executives.

We use comparative executive compensation data publicly available from a designated peer group of companies to help evaluate the competitiveness of our executive compensation program. We also review the competitive performance of our peers to help establish performance targets for incentive plans and to assess appropriate payout levels for performance. In addition, we review various pay surveys, including surveys of pay practices of forest products companies and comparably sized manufacturing companies as well as general industry data for similarly sized companies. The peer group and survey data are generally reviewed separately to understand pay differences, if any, by industry or business segment and to assess whether any changes in pay data from year to year reflect true market trends.

In analyzing this information, we compare the pay of individual executives if we believe the positions are sufficiently similar to make meaningful comparisons. We also consider each executive's level of responsibility,

prior experience, job performance, contribution to the company's success and results achieved. The Compensation Committee exercises its judgment and does not apply formulas or assign specific mathematical weights to individual factors.

For the market assessment conducted to help the Compensation Committee set 2020 executive target pay opportunities, total target compensation for our NEOs relative to similarly situated executive officers in the competitive market was generally within the median range.

Peer Group for 2020 Compensation Opportunities. When establishing 2020 median target pay opportunities for our NEOs, the Compensation Committee reviewed competitive market data in February 2020 for the following group of comparator companies, comprised of companies representing both REIT and basic materials industries:

Company	Revenue (1) ($MM)	Market Cap (2) ($MM)
Air Products & Chemicals, Inc. (APD)	$ 8,919	$51,812
AvalonBay Communities, Inc. (AVB)	$ 2,311	$29,222
Ball Corporation (BLL)	$11,558	$21,155
Boston Properties, Inc. (BXP)	$ 2,921	$21,316
Crown Castle International Corp. (CCI)	$ 5,837	$59,101
Eastman Chemical Company (EMN)	$ 9,444	$10,778
Equinix, Inc. (EQIX)	$ 5,365	$49,777
Equity Residential (EQR)	$ 2,670	$30,050
International Paper Company (IP)	$22,829	$18,057
Mosaic (MOS)	$ 9,351	$ 8,196
Nutrien Ltd (NTR)	$19,501	$27,460
Packaging Corporation of America (PKG)	$ 6,991	$10,520
PPG Industries, Inc. (PPG)	$15,119	$31,565
Prologis Inc. (PLD)	$ 3,580	$56,314
Public Storage (PSA)	$ 2,852	$37,200
Simon Property Group (SPG)	$ 5,663	$45,711
Vornado Realty Trust (VNO)	$ 2,068	$12,692
WestRock Company (WRK)	$18,289	$11,081
75th Percentile	$11,030	$43,583
50th Percentile	$ 6,414	$28,341
25th Percentile	$ 3,086	$14,033
Weyerhaeuser Company (WY)	$ 6,642	$22,503

(1) 4Qs of revenue closest to 2019 calendar year end.

(2) As of 12/31/2019.

Each year, the Compensation Committee works with FW Cook, its independent compensation consultant, to review the composition of the peer group and make any necessary changes to maintain compensation within the group median range. We aim to select a peer group comprised of a roughly 50/50 mix of companies representing the REITs and basic materials industries. Compared to our prior peer group, Ecolab (ECL) and Nucor (NUE) were dropped, and Mosaic (MOS) and Packaging Corporation of America (PKG) were added to better align the company's size with the peer group median in terms of financial measures.

Pay-for-Performance

Our compensation program is designed to reflect a strong focus on pay-for-performance approach that drives superior financial results and value creation and strongly aligns our executives' interests with those of our shareholders.

We tie pay to performance by:

- Structuring a significant portion (60% for CEO, 55% for other NEOs) of our executives' pay as performance-based compensation;

- Evaluating performance against rigorous, pre-set performance goals;

- Using performance to differentiate the amount of incentive compensation and allocate more compensation to higher-performing businesses and employees; and

- Exercising negative discretion to reduce incentive compensation otherwise payable upon achievement of pre-set goals to adjust for negative business occurrences.



CEO COMPENSATION IS **60%** PERFORMANCE BASED

Setting Challenging Goals and Evaluating Our Performance. We design our compensation program to reward achievement of specific financial, strategic and individual performance goals. The Compensation Committee certifies achievement of our financial and controllable business metrics goals and we use an annual performance management process to assess individual performance. Both business and individual goals are established at the beginning of the year and are clear, measurable and performance based. Performance goals tend to include a broad spectrum of metrics that are aligned with our vision, including goals relating to financial and operating results, human capital management, environment and sustainability, customer value delivery and safety. At the end of the year, each NEO's performance is assessed against these goals, which results in an aggregate ranking of "exceeds," "achieves" or "below". Individual performance rankings are one important factor in decisions regarding compensation. The Compensation Committee and the board review the CEO's performance against his goals annually.

The Compensation Committee believes that increasingly challenging performance goals are the best measure of our performance. In some market conditions, the rigor of our performance goals can be accurately assessed with year-over-year absolute increases to our financial or operational excellence targets. However, in a commodity market facing significant downward pricing pressure, equal or lower performance targets could be as, or more, rigorous and challenging. Flat or lower performance targets might also reflect the financial impact of recently sold assets or businesses. For example, we consider harvest levels in setting targets for our AIP, which fluctuate from year to year. One of the main reasons for these fluctuations is our commitment to sustainable forestry practices, which is a fundamental element of our vision and strategy. We do not make up for changes in portfolio mix by harvesting more logs. We believe that this commitment to sustainable harvest management, which requires that we limit our harvest levels to maximum sustainable yield, is aligned with our company's and our shareholders' best long-term interests. For these reasons, the committee believes it is important to set and evaluate performance goals in an appropriate business and operating context.

Granted vs. Realized Pay. A significant portion of the annual compensation data shown in the *Summary Compensation Table* on page 51 shows the value of *compensation opportunities* on the date of grant. These amounts may, and often do, differ significantly from *realized pay*, or what our executives ultimately earn. The Compensation Committee believes that evaluating actual realized compensation is critical to accurately assessing the alignment of NEO pay with company performance.

A significant portion of NEO pay is "at risk", with 60% of our CEO's pay (and 55% of our other NEOs' pay) directly tied to key measures of the company's performance, and 72% of our CEO's pay (and 60% of our other NEOs' pay) granted in the form of equity. Therefore, in periods where we have superior performance in our operating results and strong TSR, our executive officers realize higher levels of compensation, and in periods in which performance is not as strong, they realize lower levels of compensation.

To illustrate the differences between *granted* and *realized* executive pay, the graph below depicts the following amounts of CEO compensation: *Total Compensation* as set forth in the Summary Compensation Table *less* amounts reported as *Change in Pension Value and Nonqualified Deferred Compensation Earnings;* and compensation actually realized (i.e., *"Take Home Pay"*) by our CEO for the years indicated. For the years 2016 through 2018, the granted and realized compensation of our former CEO Doyle Simons is presented. For the years 2019 and 2020, the granted and realized compensation for Devin Stockfish, our current CEO, is presented.



TOTAL COMPENSATION — GRANTED VS. REALIZED*
2016 — 2020

*   *Granted compensation includes: (i) base salary established for the calendar year; (ii) earned AIP awards based on actual business funding multiples but not including individual modifiers; (iii) the grant date fair value of RSU awards; and (iv) the grant date fair value of PSU awards.*

Realized compensation for the years presented includes (i) base salary received during the calendar year; (ii) earned AIP awards, including individual adjustment modifiers; (iii) the value of vested and unvested RSU awards; (iv) for the years 2016, 2017 and 2018, the value of vested PSU awards and for the years 2019 and 2020, the value of unvested PSU awards; and (v) amounts set forth under the "All Other Compensation" column of the Summary Compensation Table. Values for vested RSUs were calculated by multiplying RSU units by the company stock price on the vesting date. Values for unvested RSUs were calculated by multiplying RSU units by the company stock price on December 31, 2020. Values for vested PSU awards were calculated by multiplying (a) the actual number of earned award shares based on actual TSR for the performance period by (b) the company stock price on the vesting date. Values for unvested PSU awards were calculated by multiplying (a) the number of award shares that would be earned based on TSR through December 31, 2020 by (b) the company stock price on December 31, 2020.

For both Granted and Realized compensation, amounts set forth in the Summary Compensation Table under the "Change in Pension Value and Nonqualified Deferred Compensation Earnings" column are not included.

Strong Alignment with Shareholders

Our compensation program is also designed to reflect a strong alignment with the interests of our shareholders, which we believe is a key component of a successful executive compensation program. We achieve this alignment by structuring our program and policies so that:

- A significant portion (72% for CEO; 60% for other NEOs) of our executives' pay is in the form of equity compensation;

- Our PSU awards, which account for 60% of the equity awards for our executives, are tied to a 3-year relative TSR measure; and

- Our stock ownership requirements ensure that our executives hold a significant amount of our stock (6x salary for our CEO and 2x salary for our senior vice presidents).



CEO COMPENSATION IS **72%** EQUITY-BASED

Our mix of short-term (primarily base salary and annual cash incentive plan) and long-term (PSUs and RSUs) incentives, with a significant portion of total compensation provided through long-term incentives for our executive officers, encourages focus on both long-term strategic and financial objectives and shorter-term business objectives without introducing excessive risk. In general, employees with more ability to directly influence overall company and business segment performance have a greater portion of their overall compensation provided through long-term incentives.

Mitigation of Unnecessary and Excessive Risk Taking

In designing our executive compensation program, we aim to meet our objectives while implementing and maintaining leading practices that discourage unnecessary and excessive risk taking. This includes:

- Balance between fixed and variable compensation;

- Balance between cash and equity compensation;

- "Clawback" policy for incentive compensation recovery to ensure accountability;

- Policy prohibiting hedging and pledging of company stock by directors and officers;

- Balance between short- and long-term incentives;

- Diversification of performance metrics;

- Cap on bonus payments;

- Executive stock ownership guidelines; and

- Independent committee oversight and committee discretion to adjust quality of results.

Compensation Program Design
Our Industry

We operate in a cyclical industry, and our profitability with respect to many of our products can fluctuate based upon factors beyond our control. Among the most important of these are macroeconomic factors that affect demand, and thus market prices, for our commodity products. Consistent with our focus on long-term shareholder value, we manage our timber assets on a sustainable basis. With that in mind, we do not make short-term management decisions that could negatively affect the long-term value of our timberlands in response to temporarily challenged commodity pricing environments. Likewise, we manage our manufacturing assets so they can operate reliably and profitably even during market downturns, which in turn helps us maintain a dedicated and skilled workforce and ensure a predictable supply of products to our customers.

Our compensation program is designed to reflect the business context in which we operate. It is vitally important that we retain top talent and incentivize our senior leaders to make the right long-term value decisions for our shareholders throughout the business cycle. We accomplish this by combining short- and long-term incentives that are tied to a range of key performance indicators. These include absolute financial performance goals as well as strategic business metrics that relate to operational excellence, sustainability practices and human capital management. Each year, goals are designed and set to be more challenging than prior-year goals; but at the same time, we must take into account the market conditions and commodity pricing environments in which our businesses will operate.

Role of the Compensation Committee, Compensation Consultant and Management

Compensation Committee. The Compensation Committee oversees and administers our executive compensation program. This includes establishing performance goals for our incentive compensation plans, annually examining and approving a peer group of companies used to benchmark compensation and setting the compensation of our NEOs.

Independent Compensation Consultant. FW Cook has been engaged by the Compensation Committee to act as its compensation consultant and to advise the committee in the discharge of its responsibilities relating to our executive and board of directors compensation programs. The committee has sole authority from the board of directors for the appointment, compensation and oversight of FW Cook, which reports directly to the committee. FW Cook provides no services to the company other than these compensation consulting services and has no other direct or indirect business relationships with the company or any of its affiliates. The Compensation Committee has reviewed the independence of FW Cook and has concluded that FW Cook's engagement and work do not raise a conflict of interest.

Management. Our CEO and Chief Administration Officer each play an important role in the Compensation Committee's process for determining executive compensation opportunities. For 2020, human resources executives presented to the committee specific compensation recommendations for all executive officers other than the CEO. These recommendations were developed in consultation with the Chief Administration Officer and the CEO and were accompanied by supporting market data generated by FW Cook. The CEO also provided the committee with his general views on compensation matters and on the performance of the executive officers who report to him. Exercising its independent judgment, the committee made final decisions for 2020 executive compensation opportunities. Decisions related to the CEO's 2020 compensation opportunities were made independently by the committee in direct consultation with FW Cook, and then were recommended to the board of directors for its approval. The CEO, who was also a director during 2020, did not participate in, and was not present for, the board's discussions to review and approve the committee's recommendation regarding his compensation.

Compensation Components

To provide a competitive overall compensation and benefits package that is tied to creating shareholder value and that supports the execution of our business strategies throughout the business cycle, we use a range of compensation components. The combination and the amount of each component are influenced by our compensation goals, market data, the role of the executive in the company, and the total value of all the compensation and benefits available to the executive. The following is a summary of our 2020 executive officer compensation program:

Element	Objectives and Basis
Base salary	Provide fixed compensation within the median market range.
Annual cash incentives	Provide annual cash incentive opportunity within the median market range to drive short-term company and business unit performance.
Long-term incentives — Performance Share Units	Provide long-term incentive opportunity within the median market range to drive company performance and align executive and shareholder interests over a three-year performance period.
Long-term incentives — Restricted Stock Units	Provide long-term incentive opportunity within the median market range to align executive and shareholder interests and retain top executive talent through long-term equity vesting.
Retirement benefits	Provide retirement benefits within the median market range.
Deferred compensation benefits	Allow executives to defer the receipt of compensation and related income inclusion for income tax purposes.
Medical and other benefits	Provide benefits package within the median market range comprised of benefits offered to all employees.

Base Salary

Base salary is the principal fixed element of executive compensation. In setting base salaries for executives, our Compensation Committee generally targets base salary to be within the median market range based on data from both the peer group companies previously described and general industry executive surveys for the applicable executive role. We also consider other factors to allow us to meet our objective of attracting and retaining top talent, such as the company's performance, relative pay among executives, the executive's individual performance, and his or her experience. The Compensation Committee reviews executive salaries on an annual basis.

Following are the base salaries for our NEOs as set by the Compensation Committee in February 2020. The changes from 2019 base salaries were made by the Committee to bring base salaries for each NEO within the median market range. As discussed previously in this proxy statement, members of the senior management team, including the NEOs, voluntarily reduced their base salaries in light of the COVID-19 pandemic. These salary reductions included a 30% reduction for Devin Stockfish and a 10% reduction for each of the other NEOs. The effect of these reductions is not reflected in the table below but is reflected in the amounts reported and set forth in the Summary Compensation Table.

Named Executive Officer	Base Salary Set for 2020 (1)
Devin W. Stockfish	$1,100,000
Russell S. Hagen	$ 625,000
Adrian M. Blocker	$ 630,000
James A. Kilberg	$ 570,000
Keith J. O'Rear	$ 620,000

(1) These amounts do not reflect the COVID-19 salary reductions discussed above, which were in effect from May 15, 2020 through November 1, 2020. The reduced base salary for each NEO is set forth in the Summary Compensation Table.

Short-Term Incentive Plan

Our AIP is an annual cash incentive plan designed to motivate our executive officers to drive strong financial and business unit performance and to provide a clear link between pay and performance.

Plan Mechanics

At the beginning of the year, each AIP participant, including each of our NEOs, was assigned a target bonus opportunity that reflected competitive practices in the market for similar positions. Target bonus opportunities in 2020 were 150% of base salary for our CEO and 95% of base salary for all other NEOs. The maximum potential bonus that may be earned by any executive officer is 200% of target value.

Funding is calculated using financial performance metrics and controllable business metrics for each of the company's three business segments, with the financial performance metrics weighted 60% and the controllable business metrics weighted 40%. The Compensation Committee decided to increase the emphasis on controllable business metrics from 30%, as in prior years, to 40% to better balance financial goals with operational excellence and human capital management goals that are critical to the company's short- and long-term success. Controllable business metrics performance goals for 2020 are discussed in more detail on page 44.

Metrics in each category are discrete, measurable and rigorous, and provide employees with a clear view of how business and individual performance affects compensation. Funding based on the financial

performance and controllable business metrics ranges from 0% to 200% of target. The Compensation Committee maintains, and has in the past exercised, negative discretion to lower AIP awards notwithstanding actual performance goal achievement in appropriate circumstances.

Financial Performance Metrics (60%)

Financial performance metrics are established by the Compensation Committee at the beginning of each plan year and are not subject to adjustment by management. The committee determines the level of financial performance necessary for funding the threshold, target and maximum levels, which represent funding at 20%, 100% and 200% of target levels, respectively. If the applicable performance goal is below the threshold, the funding level for this portion of the AIP is 0%. Targets for the AIP's financial performance metrics are established based on a variety of factors:

- The near-term outlook, prior year performance and competitive position influences the performance goal set for target funding for the Timberlands and the Real Estate, Energy & Natural Resources businesses;

- The cost of capital and competitive position influences the performance goal set for target funding for the Wood Products business; and

- Internal benchmarks of outstanding performance influence the performance goal set for maximum funding.

For 2020, the Compensation Committee set a combined Adjusted EBITDA target for the Timberlands and Real Estate, Energy & Natural Resources businesses and a Return on Net Assets target (RONA) for the Wood Products business at the target levels set forth below. The financial metric target for the Timberlands and Real Estate, Energy & Natural Resources businesses was lowered in 2020 from the 2019 target level primarily because of slightly lower planned harvest volumes and the sales of the company's Michigan and Montana timberland assets, which were completed in 2019 and early 2020 respectively.

	Metric	Threshold (20% of Target Funding)	Target (100% of Target Funding)	Maximum (200% of Target Funding)
Timberlands and Real Estate, Energy & Natural Resources	Adjusted EBITDA	$606 million	$865 million	$1,081 million
Wood Products	RONA	12%	22%	30%

Adjusted EBITDA. We define Adjusted EBITDA as earnings before interest, taxes, depreciation, depletion, amortization, basis of real estate sold, pension and postretirement costs not allocated to business segments and special items. We use this as the principal performance measure for the Timberlands and Real Estate, Energy & Natural Resources segments because it is a well understood measure of how well these businesses are generating cash and is a financial performance metric that is important to our shareholders. Adjusted EBITDA also aligns our cash incentive compensation program with how the company evaluates and reports its performance to shareholders and reflects the way senior management manages the company.

RONA. We define Return on Net Assets, or "RONA", as earnings before interest and taxes, or "EBIT", divided by average net assets, which is total assets for Wood Products less cash and cash equivalents and current liabilities. We use RONA as the principal performance measure for our Wood Products business because of its strong link over time to total shareholder return in the basic materials sector and for Weyerhaeuser. The use of this measure is intended to focus participants on generating profitability, both through increasing revenues and controlling costs. This measure also reinforces the importance of making disciplined capital investments that will improve the company's overall returns.

Controllable Business Metrics (40%)

The remainder of the AIP funding determination is based on the performance of each business against certain controllable business metrics approved in advance by the Compensation Committee. The controllable business metrics include rigorous and pre-set quantitative and qualitative operational excellence and human capital management goals that are both detailed and measurable. Operational excellence goals include performance against achievement of the company's objectives in areas such as financial and competitive performance, cost competitiveness, performance against strategic goals and priorities and sustainable forestry certification. Each year, the committee sets a threshold, target and maximum level for the controllable business metrics portion of the total AIP award.

Performance against our operational excellence goals have resulted in approximately $750 million of cost and operational improvements at the company over the last seven years and improved the company's relative performance against our competitors. Human capital management goals are designed to ensure that each business has a deep base of high-performing talent and ready-now succession candidates for critical roles and include measured progress against individual development plans and critical role placement in the organization.

Following is a description of the operational excellence (OpX 2.0) and human capital management goals that comprised the controllable business metrics portion of our 2020 AIP. Results are presented for each business segment.

TIMBERLANDS (85% Weighting)

Operational (Target Performance)	Results
• **Margin Improvement** ($25 - $35 million)	**Exceeds** ($43 million)
• **Cost Avoidance** (2 - 4 Significant Opportunities)	**Exceeds** (7 Opportunities)
• **Efficiency** (1-2 Scale Process Improvements)	**Exceeds** (4 Improvements)
• **Cross-Business OpX** ($1 - $3 million)	**Exceeds** ($13 million)
• **Future Value** (25%-49% gap closure against best-in-class silviculture/forestry benchmarks)	**High Achieves** (42%)
Sustainability	
• Maintain 100% Certification to Sustainable Forestry Practices	**Achieves** Maintained Certification with Zero Non-Conformities

REAL ESTATE & ENR (85% Weighting)

Operational (Target Performance)	Results
• **RE Margin > Timber NPV** (35% - 45%)	**Exceeds** (80%)
• **Lease Rate Increase** (3.5% - 4.0%)	**Exceeds** (4.3%)
• **Value Based Pricing** (900 - 1,100 Parcels)	**Exceeds** (1,197 Parcels)
• **Reduce Listing Cycle Time** (By 8 - 10 Days)	**Exceeds** (Reduced By 24 Days)

WOOD PRODUCTS (85% Weighting)

Operational (Target Performance)	Results
• **Margin Improvement** ($25 - $40 million)	**Exceeds** ($50 million)
• **Future Value** (3.2 - 3.6 Average Reliability Scores)	**High Achieves** (3.56)
• **Cost Avoidance** (2 - 4 Significant Opportunities)	**Exceeds** (6 Opportunities)
• **Efficiency** (1-2 Scale Process Improvements)	**Exceeds** (3 Improvements)
• **Cross-Business OpX** ($1 - $3 million)	**Exceeds** ($13 million)

ALL BUSINESS SEGMENTS (15% Weighting)

	Results
Human Capital Management Goals relating to succession planning, critical role placement and leadership development.	**Exceeds**

Bonus Allocation Process

After the end of each plan year, the Compensation Committee approves the funding for the AIP based on the performance of each business against its pre-determined financial performance metrics and controllable business metrics. The bonus opportunities for executive officers are adjusted up or down from each officer's target opportunity based on the level of funding achieved (*e.g.*, 50% funding would reduce an officer's target opportunity by half). Funded awards are allocated to executive officers based on each officer's individual performance rating against his or her pre-established performance goals, based on a qualitative and quantitative assessment of performance and other individual

performance criteria. In general, an executive officer who receives an "achieves" performance review will earn an annual incentive award at or near his or her funding-adjusted target level. Similarly, an executive officer who falls below "achieves" level of performance will typically receive less than the funding-adjusted target incentive opportunity, and an executive who receives an "exceeds" performance review may earn an annual incentive award greater than his or her funding-adjusted target level. Notwithstanding achievement of performance goals and individual performance ratings, the committee always retains discretion to adjust awards downward in extraordinary circumstances, as it has done in the past.

Individual AIP awards are calculated as follows:



The CEO and corporate function employees, including the Chief Financial Officer, receive annual bonuses based on a weighting of earned funding of the AIP for the business segments — 40% for Timberlands, 20% for Real Estate, Energy & Natural Resources, and 40% for Wood Products — modified by the performance of the individual employee against his or her performance goals. This

funding mechanism is designed to make the CEO, CFO and other corporate function employees accountable for the results of all of our businesses and to focus corporate function employees on the goals, priorities and success of the businesses in which they play a critical role.

AIP Funding for 2020

For 2020, AIP funding multiples were as follows:

	FINANCIAL PERFORMANCE METRICS		CONTROLLABLE BUSINESS METRICS		
Business (Financial Measure)	**2020 Financial Results**	**Funding Multiple (A)**	**2020 Business Metrics Results**	**Funding Multiple (B)**	**2020 Total Business Funding Multiple (A+B)**
Timberlands (1)	$851 million	0.57	High Achieves	0.76	1.33
Real Estate, Energy & Natural Resources (1)	$851 million	0.57	Exceeds	0.80	1.37
Wood Products (2)	58.6%	1.20	High Achieves	0.78	1.98
Corporate Funding (3)	N/A	0.82	N/A	0.78	1.60

(1) Based on a combined Adjusted EBITDA for Timberlands and Real Estate, Energy & Natural Resources.

(2) Based on segment RONA.

(3) Based on performance of Timberlands, Real Estate, Energy & Natural Resources, and Wood Products, weighted for each segment at 40%, 20% and 40%, respectively.

AIP bonus targets and actual payout amounts for our NEOs in 2020 were:

Named Executive Officer	Target Bonus (% of Base Salary)	Target Bonus Amount ($)	Business Funding Multiple	2020 Bonus Earned ($)	2020 Bonus Earned (% of Target)
Devin W. Stockfish *Corporate*	150%	$1,650,000	1.60	$2,640,000	160%
Russell S. Hagen *Corporate*	95%	$ 593,750	1.60	$1,000,000	168%
Adrian M. Blocker *Timberlands*	95%	$ 598,500	1.33	$ 880,000	147%
James A. Kilberg *Real Estate, Energy & Natural Resources*	95%	$ 541,500	1.37	$ 820,000	151%
Keith J. O'Rear *Wood Products*	95%	$ 589,000	1.98	$1,178,000	200%

The AIP bonus for each of Messrs. Stockfish, Hagen, Blocker, Kilberg and O'Rear was above target because the business funding multiple applicable to their respective AIP opportunities exceeded target based on business performance. The 2020 business funding multiple for Mr. Blocker was 1.33 based on the performance of the Timberlands segment. Additionally, the Compensation Committee recognized Mr. Blocker's leadership and attention to safety and budget management during in a year with significant challenges presented by the COVID-19 pandemic and severe fires on our Oregon timberlands. The 2020 business funding multiple for Mr. Kilberg was 1.37 based on the performance of the Real Estate, Energy & Natural Resources segment. The committee also recognized Mr. Kilberg's leadership in the segment's operational excellence results achieved in the context of a difficult business environment. The 2020 business funding multiple for Mr. O'Rear was 1.98 based on the performance of the Wood Products segment. The committee recognized the segment's excellent operating results as well as Mr. O'Rear's significant leadership in safely achieving record-low cost structure in the Wood Products lumber business. The 2020 funding multiple for Messrs. Stockfish and Hagen was 1.60 based on the performance of the Timberlands, Real Estate, Energy & Natural Resources and Wood Products segments. Additionally, for Mr. Hagen, the committee recognized his exceptional leadership in response to the COVID-19 pandemic while also managing significant land transactions and decreasing the company's pension liability through strategic annuity purchase transactions. Notwithstanding the committee's and board's recognition of Mr. Stockfish's exceptional leadership of the company through the many challenges presented during 2020, Mr. Stockfish requested, and the committee approved, that there be no individual adjustment to his bonus.

Long-Term Incentive Compensation

Each year, the Compensation Committee sets target long-term incentive award opportunities for each of the company's executives, including our NEOs. Target award opportunities are aligned with the median range of peer companies, reflecting the company's desire to have a greater proportion of pay tied to performance and long-term shareholder value. Grants of long-term incentives are not guaranteed. Participants do not receive an equity grant if performance against their performance goals does not meet minimum standards. The Compensation Committee also considers competitive market conditions, expected future contributions to the company and retention concerns in determining the final grants to executive officers.

Our current long-term incentive program is comprised of two types of awards:

- PSU awards measure performance over a three-year period based on our total shareholder return relative to that of an Industry peer group of companies that compete with one or more of our business units.

- RSU awards, which vest over a four-year period and accrue additional dividend equivalent units as we pay dividends to our shareholders, strongly align the interests of our senior executives and our shareholders.

We make our annual long-term incentive grants to employees in February of each year at the regular meeting of the Compensation Committee, which typically is within two weeks after the company publicly releases earnings. For executive officers who are hired or promoted during the year, the Compensation Committee considers compensation levels in connection with the board's appointment of the executive and may approve equity grants for the executive that are effective upon the later of (i) the officer's start date or the effective date of the promotion or (ii) the date the grant is approved by the Compensation Committee.

The Compensation Committee's February meeting date was the effective grant date for the 2020 annual equity grants to the NEOs other than Mr. Stockfish. Equity grants to Mr. Stockfish were made on the day following the Compensation Committee meeting at the meeting of the full board.

Total Long-Term Incentive Compensation Grants

The Compensation Committee established a target level of long-term incentives for each NEO relative to the median of competitive market long-term incentive levels. For 2020, the target long-term incentive values for the NEOs were:

Named Executive Officer	2020 Target Long-Term Incentive Value (1)
Devin W. Stockfish	$7,000,000
Russell S. Hagen	$1,850,000
Adrian M. Blocker	$1,875,000
James A. Kilberg	$1,725,000
Keith J. O'Rear	$1,825,000

(1) These amounts reflect the approved target value of long-term incentive compensation granted to each NEO in 2020. The actual grant-date fair values of these grants, computed in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718, are shown in the Summary Compensation Table on page 51 and the Grants of Plan-Based Awards for 2020 table on page 53.

For 2020, 60% of the target value of the long-term incentive awards were granted in the form of PSUs and 40% of the value of the long-term incentive awards were granted in the form of RSUs.

PERFORMANCE SHARE UNITS **60%**	RESTRICTED STOCK UNITS **40%**

- Tied to achievement of long-term performance
- Facilitates share ownership
- Alignment with shareholders
- Strong retention vehicle

Shares earned will range from 0% to 150% of the target number of PSUs based on the company's 3-year TSR performance relative to a designated Industry peer group.

- Alignment with shareholders
- Facilitates share ownership
- Strong retention vehicle

Performance Share Unit Awards

PSUs are designed to align pay and long-term performance, a key objective of our compensation program. We grant PSUs to executive officers to incentivize production of superior long-term shareholder returns through achievement of long-term operational and strategic business goals. A target number of PSUs were granted to the NEOs in 2020, as shown in the following table:

Named Executive Officer	Performance Share Units
Devin W. Stockfish	124,936
Russell S. Hagen	33,424
Adrian M. Blocker	33,876
James A. Kilberg	31,166
Keith J. O'Rear	32,972

The actual number of PSUs earned may range from 0% to 150% of the target number of PSUs granted based on the company's three-year TSR relative to a designated Industry peer group. Beginning with PSUs granted in 2020, PSUs vest at a maximum of 100% of target value in the event of negative absolute company TSR performance regardless of relative performance against the comparator group.

The Compensation Committee works with FW Cook, its independent compensation consultant, each year to review the performance measures for our PSU plan. For 2020, the Committee eliminated the S&P 500 index as a comparator group from the relative TSR performance goal and expanded the Industry peer group from seven to 32 companies. With the elimination of the S&P 500, the expanded Industry peer group is now the sole comparator group in the performance goal. This change was made because the expanded list of companies more closely represents our peers and competition across all of our business groups and thus better aligns with how our performance should be measured on a relative basis. The new companies include timberland REITs, forest products companies and wood products distribution companies whose performance is directly or indirectly tied to fluctuations in sales prices of the company's key commodity products.

Payout percentages at various levels of relative TSR performance for the 2020 PSUs are illustrated in the table below:

TSR Percentile Rank Against Peer Group (100% Weighting)	Payout % of Target Awards (1)
< 25th percentile	0%
25th percentile	50%
50th percentile	100%
≥ 75th percentile	150%

(1) Payout percentages for performance above threshold (TSR performance above the 25th percentile) will be linearly interpolated between percentiles.

For example, if the company achieves 75th percentile performance against the Industry peer group, then a participant holding a target award of 1,000 PSUs would earn 1,500 PSUs. If the company declares and pays dividends on the company's common stock during the time period when PSUs are outstanding, the PSUs will be credited with the dividend equivalents, which will be reinvested in additional units, adjusted for performance and paid out in shares if and when the underlying PSU is earned and vests.

PSU Performance

The three-year performance period for the 2018 PSU Award concluded on December 31, 2020. Performance goals for these PSUs were based 50% on our TSR relative to the S&P 500 and 50% on our TSR relative to the seven-company Industry peer group. Performance against each performance goal was measured separately to determine actual percentile performance and the corresponding PSU payout percentage, multiplied by the appropriate weighting factor. After giving effect to the weighting of each performance goal, 69.6% of target PSU units were earned by our NEOs.

Restricted Stock Unit Awards

The company grants RSU awards to align the interests of executive officers with those of our shareholders by creating a strong incentive to create and preserve long-term shareholder value. Through RSUs, executive officers, like our shareholders, share both the risks and rewards of stock ownership. In addition, RSUs reward total shareholder return, whether delivered through share price appreciation or dividends. The company believes this is appropriate since, as a REIT, our dividend distribution requirements lead to a significant portion of our total shareholder return being delivered through dividends. Through multi-year vesting, the RSU grants also serve as a strong retention vehicle. Annual awards of RSUs vest ratably over four years with 25% vesting on each of the first, second, third and fourth anniversaries of the grant date. During the vesting period, unvested RSU awards are credited with dividend equivalents, which are subject to the same vesting and release schedule as the original RSU awards.

In 2020, the following RSU awards were granted to the NEOs:

Named Executive Officer	Restricted Stock Units
Devin W. Stockfish	92,120
Russell S. Hagen	24,645
Adrian M. Blocker	24,978
James A. Kilberg	22,980
Keith J. O'Rear	24,312

Other Compensation and Benefits

All U.S. salaried employees, including executive officers, are eligible for:

- A tax-qualified defined benefit pension plan, if hired before January 1, 2014;

- A non-elective employer contribution, currently 5% of eligible pay, in a tax-qualified defined contribution 401(k) or savings plan, if hired on or after January 1, 2014;

- A tax-qualified defined contribution 401(k) or savings plan, currently with an employer matching contribution of 50% for the first 6% of eligible pay (as defined by the IRS) contributed by the employee;

- Health, dental and life insurance coverage;

- Disability insurance;

- Paid time off; and

- Paid holidays.

These rewards are designed to be competitive with overall market practices and are in place to attract and retain top talent. In addition, executive officers may be eligible to:

- Participate in a non-qualified supplemental retirement plan (if hired before January 1, 2014) or a supplemental defined contribution retirement plan (if hired on or after January 1, 2014);

- Participate in a deferred compensation plan; and

- Receive other limited benefits.

Additional details on these benefits are described below.

Supplemental Retirement Plan and Supplemental Defined Contribution Plan

Executive officers in the U.S. are eligible to participate in the Supplemental Retirement Plan if hired before January 1, 2014. The Supplemental Retirement Plan provides benefits that are not available under the Weyerhaeuser Pension Plan due to compensation limits imposed by the Internal Revenue Code (IRC). We provided the Supplemental Retirement Plan to our executives because it was a competitive practice within the basic materials industry. Supplemental Retirement Plan benefits are paid from the general funds of the company. Consistent with general market practices, benefits under the Supplemental Retirement Plan are determined by a formula based on compensation paid in the five consecutive years when the executive officer was paid the highest total compensation (generally base salary plus annual incentive up to 1x base salary) during the 10 calendar years before retirement. Details of the Supplemental Plan benefits and the amounts accrued to each NEO are found in the Pension Benefits table.

Executives hired on or after January 1, 2014 are eligible to participate in the Weyerhaeuser Supplemental Defined

Contribution Plan. The Supplemental Defined Contribution Plan is intended to be a replacement plan for participants who are not eligible to receive a benefit under the Pension Plan or the Supplemental Retirement Plan. The Supplemental Defined Contribution Plan provides for non-elective employer contributions equal to 5% of bonus pay plus the amount that would otherwise be provided under the tax-qualified defined contribution 401(k) plan if deferred compensation were included in the definition of pay and without regard to the compensation limits imposed by the IRC.

Deferred Compensation

Executive officers also are eligible to participate in a deferred compensation plan. The deferred compensation plan provides the opportunity to defer up to 50% of base salary and up to 100% of cash bonuses into an interest-bearing account for payment at a future date or into a deferred compensation plan account denominated in Weyerhaeuser common stock equivalent units. This plan is provided to be competitive in the market for top executive talent, and to provide executives with tax planning flexibility at a nominal cost to the company. Contributions during 2020 and year end account balances can be found in the Non-Qualified Deferred Compensation table.

Other Limited Benefits

There are no significant additional benefits other than limited relocation benefits and security services when necessary or advisable. We do not provide executive perquisites such as vehicles for personal use or personal travel for executives on company aircraft.

Other Factors Affecting Compensation

Change in Control Agreements

The company has entered into change in control agreements with each of its executive officers, and our long-term incentive plan contains change in control provisions. The Compensation Committee believes that change in control policies are an important element of the executive compensation program, support shareholder value creation and are necessary to attract and retain top senior talent in a competitive market. The agreements are intended to ensure that management can fairly consider potential change in control transactions that could result in loss of their jobs.

Change in control benefits — cash severance payments and accelerated vesting and payout of equity grants — are intended to enable executive officers to have a balanced perspective in making overall business decisions and to be competitive within overall market practices. The cash severance payment to our CEO would be 3x his base salary and target AIP bonus. In 2020, the cash severance payable to our other executive officers was lowered from 3x to 2x base salary and target AIP bonus to reflect current market practices. The agreements do not provide for payment of any "golden parachute" excise taxes, and all benefits are subject to a "double-trigger" (*i.e.*, a change in control plus qualifying termination, or in the case of equity awards, a change in control and decision by the successor entity not to continue the outstanding awards). The Compensation Committee believes it is appropriate to have such agreements provided that they are subject to periodic review to ensure the benefits are consistent with market practice and are reasonable. See the description of the specific factors that would result in change in control benefits and the amounts that can be received in connection with a change in control in *Potential Termination Payments — Change in Control* below.

Severance Agreements

The company has severance agreements with each of its executive officers. Under these agreements, the executive receives severance benefits upon termination unless the termination is for cause, is a result of the company's mandatory retirement policy, is because of the death or disability of the executive or is because the executive leaves or retires voluntarily. The Compensation Committee believes that severance policies are an essential component of the executive compensation program and are necessary to attract and retain top senior talent in a competitive market. The Compensation Committee believes it is appropriate to have such agreements provided the agreements are subject to periodic review to ensure the benefits are consistent with market practice and are reasonable. The specific amounts that executive officers would receive as severance payments are described in *Potential Termination Payments — Severance.*

COMPENSATION TABLES

The following tables set forth information regarding 2020 compensation for each of our 2020 NEOs. Compensation for 2019 and 2018 is presented for the executive officers who were NEOs in 2019 and 2018. The *Summary Compensation Table* and the *Grants of Plan-Based Awards for 2020 Table* should be reviewed together for a more complete presentation of both the annual and long-term incentive compensation elements of our compensation program. Messrs. Hagen and Kilberg are presented throughout this section with the position titles they held during 2020. In 2021, Mr. Hagen moved to a new executive role with Weyerhaeuser, and Mr. Kilberg retired from the company.

Summary Compensation Table

Name and Principal Position	Year	Salary (1) ($)	Bonus ($)	Stock Awards (2) ($)	Non-Equity Incentive Plan Compensation (3) ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings (4) ($)	All Other Compensation (5) ($)	Total ($)
Devin W. Stockfish	2020	959,885	—	6,942,865	2,640,000	581,691	34,628	11,159,069
President and Chief	2019	981,808	—	6,984,904	1,635,000	347,056	8,400	9,957,168
Executive Officer	2018	568,077	—	1,648,415	677,160	78,184	8,250	2,980,086
Russell S. Hagen	2020	611,298	—	1,848,429	1,000,000	523,988	68,365	4,052,080
Senior Vice President	2019	587,789	—	1,834,409	585,000	603,574	82,362	3,693,134
and Chief Financial	2018	570,000	—	1,648,415	750,000	—	95,424	3,063,839
Officer								
Adrian M. Blocker	2020	623,469	—	1,873,418	880,000	369,529	8,550	3,754,966
Senior Vice President,	2019	622,673	—	1,834,409	520,000	381,294	8,400	3,366,776
Timberlands	2018	570,000	—	3,648,408	821,000	211,249	8,250	5,258,907
James A. Kilberg	2020	562,512	—	1,723,554	820,000	34,816	61,676	3,202,558
Senior Vice President,	2019	557,115	—	1,685,663	500,000	41,671	76,806	2,861,255
Real Estate, Energy &	2018	547,692	—	1,551,441	675,000	32,003	84,581	2,890,717
Natural Resources								
Keith J. O'Rear	2020	597,685	—	1,823,441	1,178,000	1,793,886	8,550	5,401,562
Senior Vice President,	2019	547,731	—	1,735,226	675,000	972,051	65,788	3,995,796
Wood Products								

(1) Amounts reflect the dollar amount of base salary paid in cash in the fiscal year and the salary reductions elected by all members of the senior management team, including NEOs, in response to the COVID-19 pandemic. Additional information is provided in "Base Salary" on page 41.

(2) Amounts reflect the grant date fair value of RSU and PSU awards granted under the company's long-term incentive plans computed in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718. Details regarding 2020 stock awards can be found in the table "Grants of Plan-Based Awards for 2020". Details regarding outstanding stock awards can be found in the table "Outstanding Equity Awards At 2020 Fiscal Year End". For more information regarding these awards and the calculation of their fair value, refer to the company's disclosure in its Annual Report for the year ended December 31, 2020, Part II, Item 8, Notes to Consolidated Financial Statements—Note 16 Share-Based Compensation. Assuming the highest level of performance is achieved (which would result in the vesting of 150% of the PSUs granted), the aggregate grant date fair value of PSUs set forth in the Stock Awards column above would be: Mr. Stockfish: $6,214,317; Mr. Hagen: $1,662,510; Mr. Blocker: $1,684,992; Mr. Kilberg: $1,550,197; and Mr. O'Rear: $1,640,027.

(3) Amounts represent the value of the annual cash incentive awards earned under the company's AIP based on the company's performance and the performance of the company's businesses and individual NEOs against pre-set performance goals. These performance goals are described in "Compensation Discussion and Analysis — Compensation Program Design — Short-Term Incentive Plan" above.

(4) Amounts represent annual changes in the actuarial present value of accumulated pension benefits.

(5) Amounts under All Other Compensation for each of the NEOs are described in the following table:

Summary Compensation Table — "All Other" Compensation

Name	Year	Company Contribution to Defined Contribution Plan ($)	Other ($)	Total ($)
Devin W. Stockfish	2020	8,550	26,078	34,628(1)
	2019	8,400	—	8,400
	2018	8,250	—	8,250
Russell S. Hagen	2020	68,365(1)	—	68,365
	2019	75,290	7,072	82,362
	2018	78,000	17,424	95,424
Adrian M. Blocker	2020	8,550	—	8,550
	2019	8,400	—	8,400
	2018	8,250	—	8,250
James A. Kilberg	2020	61,676(1)	—	61,676
	2019	70,006	6,800	76,806
	2018	67,685	16,896	84,581
Keith J. O'Rear	2020	8,550	—	8,550
	2019	8,400	57,388	65,788

(1) For Mr. Hagen, amount includes a non-elective company contribution of $14,250 and matching contribution of $8,550 to the 401(k) Plan and a non-elective company contribution of $45,565 to the Supplemental DC Plan. For Mr. Kilberg, amount includes a non-elective contribution of $14,250 and matching contribution of $8,550 to the 401(k) Plan and a non-elective contribution of $38,876 to the Supplemental DC Plan. See discussion under "Compensation Discussion and Analysis — Other Benefits — Supplemental Retirement Plan and Supplemental DC Plan" for more information. For Mr. Stockfish, amount includes $26,078 for home security services in 2020.

Grants of Plan-Based Awards for 2020

The following table provides information for each of our NEOs regarding 2020 annual and long-term incentive award opportunities, including the range of potential payouts under non-equity and equity incentive plans. Specifically, the table presents the 2020 grants of AIP, PSU and RSU awards. No option awards were granted in 2020.

Name	Type of Award	Grant Date (1)	Estimated Future Payouts Under Non-Equity Plan Awards[2]			Estimated Future Payouts Under Equity Plan Awards[2]			Stock Awards Number of Shares or Stock Units (#) (3)	Grant Date Fair Value of Stock and Option Awards ($) (4)
			Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)		
Devin W. Stockfish	AIP	2/14/2020	330,000	1,650,000	3,300,000					
	PSU	2/14/2020				62,468	124,936	187,404		4,142,878
	RSU	2/14/2020							92,120	2,799,987
Russell S. Hagen	AIP	2/13/2020	118,750	593,750	1,187,500					
	PSU	2/13/2020				16,712	33,424	50,136		1,108,340
	RSU	2/13/2020							24,645	740,089
Adrian M. Blocker	AIP	2/13/2020	119,700	598,500	1,197,000					
	PSU	2/13/2020				16,938	33,876	50,814		1,123,328
	RSU	2/13/2020							24,978	750,089
James A. Kilberg	AIP	2/13/2020	108,300	541,500	1,083,000					
	PSU	2/13/2020				15,583	31,166	46,749		1,033,465
	RSU	2/13/2020							22,980	690,089
Keith J. O'Rear	AIP	2/13/2020	117,800	589,000	1,178,000					
	PSU	2/13/2020				16,486	32,972	49,458		1,093,352
	RSU	2/13/2020							24,312	730,089

(1) The date of the Compensation Committee meeting at which long-term incentive and AIP award opportunities are approved is the effective grant date for equity plan award grants and award opportunities under the AIP to the NEOs other than the CEO. Compensation decisions for the CEO are approved by the board of directors based upon recommendations by the Compensation Committee. The effective grant date for equity plan award grants and AIP award opportunities to the CEO is therefore the date of approval by the board of directors.

(2) Represents the value of potential payments under the company's AIP and the number of shares that may be earned under the PSU plan. These plans and awards are described in the "Short-Term Incentive Plan" and "Long-Term Incentive Compensation" sections under "Compensation Discussion and Analysis — Compensation Program Design".

(3) Amounts represent RSUs granted under the company's long-term incentive plan. These awards are described in the "Long-Term Incentive Compensation" section under "Compensation Discussion and Analysis — Compensation Program Design".

(4) Amounts reflect the grant date fair value of RSU and PSU awards granted under the company's long-term incentive plan computed in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718. Details regarding outstanding equity awards can be found in the table "Outstanding Equity Awards At 2020 Fiscal Year End". For more information regarding these awards and the calculation of their fair value, refer to company's disclosure in its Annual Report for the year ended December 31, 2020, Part II, Item 8, Notes to Consolidated Financial Statements — Note 16 Share-Based Compensation.

Outstanding Equity Awards at 2020 Fiscal Year End

The following table provides information regarding outstanding stock options and unvested stock awards held by each of our NEOs as of December 31, 2020.

Name	Grant Date	Option Awards				Stock Awards			
		Number of Securities Underlying Unexercised Options Exercisable (1) (#)	Number of Securities Underlying Unexercised Options Unexercisable (1) (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (2)(3) (#)	Market Value of Shares or Units of Stock That Have Not Vested (2)(4) ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units, or Other Rights that Have Not Vested (2)(5) (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units, or Other Rights that Have Not Vested (2)(5) ($)
Devin W. Stockfish	02/12/2014	15,069	—	30.1600	02/12/2024	—	—	—	—
	04/09/2014	18,144	—	28.5600	04/09/2024	—	—	—	—
	02/12/2015	39,458	—	35.4050	02/12/2025	—	—	—	—
	02/09/2016	90,909	—	23.0900	02/09/2026	—	—	—	—
	02/09/2017	—	—	—	—	3,965	132,946	—	—
	02/08/2018	—	—	—	—	9,960	333,959	—	—
	02/08/2018	—	—	—	—	18,991	636,770	—	—
	02/08/2019	—	—	—	—	81,830	2,743,760	210,723	7,065,542
	02/14/2020	—	—	—	—	92,120	3,088,784	124,936	4,189,104
Russell S. Hagen	02/07/2011	24,000	—	25.9700	02/07/2021	—	—	—	—
	02/09/2017	—	—	—	—	4,881	163,660	—	—
	02/08/2018	—	—	—	—	9,960	333,959	—	—
	02/08/2018	—	—	—	—	18,991	636,770	—	—
	02/07/2019	—	—	—	—	21,491	720,593	55,341	1,855,584
	02/13/2020	—	—	—	—	24,645	826,347	33,424	1,120,707
Adrian M. Blocker	02/12/2014	28,486	—	30.1600	02/12/2024	—	—	—	—
	02/12/2015	58,149	—	35.4050	02/12/2025	—	—	—	—
	02/09/2016	128,099	—	23.0900	02/09/2026	—	—	—	—
	02/09/2017	—	—	—	—	4,881	163,660	—	—
	02/08/2018	—	—	—	—	9,960	333,959	—	—
	02/08/2018	—	—	—	—	18,991	636,770	—	—
	08/24/2018	—	—	—	—	57,645	1,932,837	—	—
	02/07/2019	—	—	—	—	21,491	720,593	55,341	1,855,584
	02/13/2020	—	—	—	—	24,978	837,512	33,876	1,135,862
James A. Kilberg	02/09/2017	—	—	—	—	4,728	158,530	—	—
	02/08/2018	—	—	—	—	9,374	314,310	—	—
	02/08/2018	—	—	—	—	17,873	599,314	—	—
	02/07/2019	—	—	—	—	19,749	662,184	50,853	1,705,101
	02/13/2020	—	—	—	—	22,980	770,519	31,166	1,044,996
Keith J. O'Rear	02/12/2015	8,307	—	35.4050	02/12/2025	—	—	—	—
	02/09/2016	7,438	—	23.0900	02/09/2026	—	—	—	—
	02/09/2017	—	—	—	—	687	23,035	—	—
	02/08/2018	—	—	—	—	1,172	39,297	—	—
	02/08/2018	—	—	—	—	1,489	49,941	—	—
	02/07/2019	—	—	—	—	20,329	681,631	52,349	1,755,245
	02/13/2020	—	—	—	—	24,312	815,181	32,972	1,105,551

(1) All outstanding Option awards are 100% vested. Options are for a term of 10 years. The company discontinued granting stock options after 2016.

(2) Stock Awards represent outstanding RSUs and PSUs. RSUs granted on February 9, 2017, February 8, 2018, February 7, 2019, February 8, 2019, February 13, 2020 and February 14, 2020 vest in 25% increments over four years, beginning 12 months following the grant date. RSUs granted to Mr. Blocker on August 24, 2018 will vest entirely on December 31, 2021. PSUs granted on February 8, 2018, February 7, 2019, February 8, 2019, February 13, 2020 and February 14, 2020 are earned based on relative company performance at the end of a three-year performance period and vest entirely and become available for release on the third anniversary of the grant date.

(3) In accordance with SEC disclosure guidance, amounts in this column also include PSU units granted in 2018, the performance period for which was concluded on December 31, 2020, based on the actual value (69.6% of target) of the award.

(4) Values were computed by multiplying the market price of $33.53 for the company's common stock on December 31, 2020 by the number of units.

(5) Represents the estimated value of the 2019 and 2020 PSU awards as of December 31, 2020. Amounts shown are estimates calculated in accordance with SEC disclosure rules. The estimated value of the PSUs is the product of: (i) the number of unearned PSUs, multiplied by (ii) the market price of $33.53 for the company's common stock on December 31, 2020. The number of unearned PSUs for 2019 is the product of (i) target units granted, multiplied by (ii) the factor of 150% because the estimated performance as of December 31, 2020 is equal to "maximum" performance. The number of unearned PSUs for 2020 is the product of (i) target units granted, multiplied by (ii) the factor of 100% because the estimated performance as of December 31, 2020 is equal to "target" performance.

Option Exercises and Stock Vested in 2020

The following table provides information for each of our NEOs regarding stock option exercises and vesting of stock awards during 2020. The value realized upon the exercise of options is calculated using the difference between the option exercise price and the market price at the time of exercise multiplied by the number of shares underlying the option. The value realized upon the vesting of stock awards is based on the market price of company common stock on the vesting date.

| | Option Awards | | Stock Awards | |
| | | | | |
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
Devin W. Stockfish	—	—	45,485	1,299,961
Russell S. Hagen	20,800	130,008	29,960	858,682
Adrian M. Blocker	—	—	28,956	828,064
James A. Kilberg	—	—	28,492	816,612
Keith J. O'Rear	—	—	8,535	244,405

Pension Benefits

The following table provides information as of December 31, 2020 for each of our NEOs regarding the actuarial present value of the officer's total accumulated benefit under each of our applicable defined benefit plans. No payments were made under these plans to any of our NEOs during 2020.

Name	Plan Name	Years of Credited Service earned under Formula A (1) (#)	Present Value of Accumulated Benefit earned under Formula A (2) ($)	Years of Credited Service earned under Formula B (3) (#)	Present Value of Accumulated Benefit earned under Formula B (4) ($)	Total Years of Credited Service (5) (#)	Total Present Value of Accumulated Benefit (6) ($)
Devin W. Stockfish	Pension Plan —	—	—	8	234,887	8	234,887
	Supplemental Retirement Plan	—	—	8	1,044,913	8	1,044,913
Russell S. Hagen	Plum Creek Pension Plan	—	—	—	—	23	859,994
	Plum Creek Supplemental Pension Plan	—	—	—	—	23	2,623,968
Adrian M. Blocker	Pension Plan —	—	—	8	343,340	8	343,340
	Supplemental Retirement Plan	—	—	8	1,211,172	8	1,211,172
James A. Kilberg	Plum Creek Pension Plan	—	—	—	—	12	327,272
	Plum Creek Supplemental Pension Plan	—	—	—	—	12	719,893
Keith J. O'Rear	Pension Plan —	21	1,333,364	11	423,541	32	1,756,905
	Supplemental Retirement Plan	21	1,804,395	11	569,718	32	2,374,113

(1) Number of years of credited service as of December 31, 2009 rounded to the nearest whole year of credited service. These years of service are used for calculating Formula A accrued benefit only.

(2) Actuarial present value of accumulated benefit computed as of the same pension plan measurement date used for financial reporting purposes under Financial Accounting Standards Board Accounting Standards Codification Topic 715 with respect to the company's audited financial statements for fiscal year 2020, using age 62, which is the earliest unreduced retirement age for the portion of the benefit earned under Formula A, or Executive's actual age if greater. Estimates are based on current compensation and years of service.

(3) Number of years of credited service computed beginning on January 1, 2010 and ending as of the same pension plan measurement date used for financial reporting purposes under Financial Accounting Standards Board Accounting Standards Codification Topic 715 with respect to the company's audited financial statements for fiscal year 2020 rounded to the nearest whole year of credited service. These years of service are used for calculating Formula B accrued benefits only.

(4) Actuarial present value of accumulated benefit computed as of the same pension plan measurement date used for financial reporting purposes under Financial Accounting Standards Board Accounting Standards Codification Topic 715 with respect to the company's audited financial statements for fiscal year 2020, calculated using age 65, which is the earliest unreduced retirement age for the portion of the benefit earned under Formula B, or the executive's actual age if greater. Estimates are based on current compensation and years of service.

(5) Includes years of credited service with Plum Creek Timber Company, Inc. for Messrs. Hagen and Kilberg.

(6) Actuarial present value of accumulated benefit computed as of the same pension plan measurement date used for financial reporting purposes under Financial Accounting Standards Board Accounting Standards Codification Topic 715 with respect to the company's audited financial statements for fiscal year 2020. For former Plum Creek executives using age 62, which is the earliest unreduced retirement age for the portion of the benefit earned under their respective plans, or the executive's actual age if greater. Estimates are based on current compensation and years of service.

The company maintains two pension plans in which the NEOs, other than Messrs. Hagen and Kilberg, are eligible to participate: the Weyerhaeuser Pension Plan (the "Pension Plan"), a noncontributory, tax-qualified defined benefit pension plan, and the Supplemental Retirement Plan, a non-contributory, non-qualified retirement pension plan. Benefits under the Pension Plan accrue for salaried employees under two separate formulas: Formula A, for service accrued prior to January 1, 2010; and Formula B, for service accrued on and after January 1, 2010. The annual retirement benefit payable upon normal retirement under Formula A is equal to (i) 1.1% of the participant's average annual salary for the highest five consecutive years during the 10 calendar years before retirement, multiplied by the years of credited service accrued through December 31, 2009, plus (ii) 0.45% of such highest average annual salary in excess of the participant's Social Security Integration Level (as such term is defined in the Pension Plan), multiplied by the number of years of credited service accrued through December 31, 2009. The annual retirement benefit payable upon normal retirement under Formula B is equal to (i) 0.8% of the participant's average annual salary for the highest five consecutive years during the 10 calendar years before retirement, multiplied by the years of credited service accrued on and after January 1, 2010, plus (ii) 0.3% of such highest average annual salary in excess of the participant's Social Security Integration Level (as such term is defined in the Pension Plan), multiplied by the number of years of credited service accrued on and after January 1, 2010.

NEOs whose pension plan benefit exceeds IRC limitations for tax-qualified plans accrue benefits under the Supplemental Retirement Plan. Benefits from the Supplemental Retirement Plan are paid from the general funds of the company and are determined by applying the applicable formula under the Pension Plan for salaried employees but include benefits and compensation that exceed the IRC limitations.

Normal retirement age for salaried employees is age 65 under the Pension Plan and the Supplemental Retirement Plan. Early retirement may be elected by any participant who has reached age 55 and has at least 10 years of vesting service.

The Pension Plan and Supplemental Retirement Plan are closed to new hires and rehires effective January 1, 2014.

Messrs. Hagen and Kilberg were hired after January 1, 2014 and are thus not eligible to participate in either Weyerhaeuser pension plan. However, each is vested in pension benefits under the terms of legacy Plum Creek tax-qualified and supplemental pension and benefit plans, which have been assumed by the company in connection with its merger with Plum Creek Timber Company in 2016. Benefits for Mr. Hagen accrued under the plans according to a cash balance formula and a final average pay formula, with the greater of the two amounts payable to him upon retirement. Benefits for Mr. Kilberg accrued according to a cash balance formula. Each of Messrs. Hagen's and Kilberg's benefits under these plans were frozen and ceased to accrue benefits from and after the time of the Plum Creek merger, except that benefits determined by the cash balance formula continue to accrue an interest credit that is tied to the 30-year Treasury interest rate. Under the terms of the legacy plans in which Mr. Hagen participates, he is eligible for early retirement at age 55 with 10 years of service. Before normal retirement at age 62, Mr. Hagen's benefit ranges from 62% to 100%. Mr. Kilberg is not eligible for early retirement benefits because his benefits are based on the cash balance formula.

All of our NEOs are vested in their pension plan benefits.

Non-Qualified Deferred Compensation

The following table provides information for each of our NEOs regarding aggregate executive and company contributions, aggregate earnings for 2020 and year end account balances under the company's deferred compensation plan.

Name	Executive Contributions in Last FY (1) ($)	Registrant Contributions in Last FY (2) ($)	Aggregate Earnings in Last FY (3) ($)	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at Last FYE (4) ($)
Devin W. Stockfish	408,750	—	21,735	—	891,584
Russell S. Hagen	585,000	45,565	106,830	—	2,310,114
Adrian M. Blocker	—	—	—	—	—
James A. Kilberg	—	38,876	41,993	—	247,603
Keith J. O'Rear	—	—	—	—	—

(1) Amounts are also reported in the Summary Compensation Table as salary earned and paid in 2020.

(2) Amounts reported in this column represent non-elective employer contributions under the Supplemental Defined Contribution Plan. These amounts are also reported in the Summary Compensation Table under All Other Compensation.

(3) Fiscal 2020 earnings, which includes interest on amounts deferred into the fixed interest account of the deferral plan and appreciation or depreciation in the price of common stock equivalent units, plus dividend equivalents for amounts deferred in the common stock equivalents account in the deferral plan.

(4) Amounts were also reported as compensation in the Summary Compensation Table for previous years, and include interest earned on amounts deferred into the fixed-interest account of the deferral plan, any premium for amounts deferred into the common stock equivalents account in the deferral plan, and appreciation or depreciation in the price of common stock equivalent units, plus dividend equivalents for amounts deferred into the common stock equivalents account in the deferral plan.

NEOs are eligible to participate in the deferred compensation plan. The plan provides the opportunity to defer base salary and cash incentives for payment at a future date. NEOs may defer between 10% and 50% of base salary and up to 100% of cash bonus. The interest credited for deferred cash is determined each year by the Compensation Committee. The current interest rate formula is 120% of the AFR as published by the IRS in January of the plan year.

NEOs may also choose to defer all or a portion of any cash incentives into a deferred compensation plan account denominated in Weyerhaeuser common stock equivalent units, with a 15% premium applied if payment is delayed for at least five years. The amount designated to be deferred in the form of common stock equivalent units and any premium is divided by the median price per share of company common stock over the last 11 trading days of January to determine the number of deferred stock equivalent units to be credited to the NEO's account. Deferred stock units earn the equivalent of dividends, which are credited as additional deferred stock units. The value of the deferred account grows or declines based on the performance of Weyerhaeuser common stock (plus dividends).

The timing and form of payment of deferred compensation varies depending on when the compensation was deferred and whether it was deferred into a cash account or into the stock equivalent account. All payout elections were made and are administered in compliance with the requirements and limitations of IRC Section 409A.

In addition, Messrs. Hagen and Kilberg participate in the Supplemental DC Plan, which provides for non-elective employer contributions equal to 5% of bonus pay plus the amount that would otherwise be provided under the tax-qualified defined contribution 401(k) plan if deferred compensation were included in the definition of "pay" and without regard to the compensation limits imposed by IRC limitations. As discussed in our Compensation Discussion and Analysis, these benefits are provided to Messrs. Hagen and Kilberg and certain other employees who were hired on or after January 1, 2014, and therefore ineligible to participate in the company's pension plans.

Potential Termination Payments
Change in Control

The company has agreements with each of its executive officers providing for specified payments and other benefits if, within the period of 24 calendar months from the effective date of a change in control of the company, the executive's employment is terminated by the company or its successor under circumstances that constitute a "qualifying termination," generally, a termination for reasons other than for Cause, mandatory retirement, early retirement, disability or death, or by the executive for Good Reason.

The following description of benefits is applicable to a termination occurring on December 31, 2020. If an NEO is terminated without Cause, or leaves for Good Reason, during the period described above following a change in control, he or she will receive:

- An amount equal to two times the highest rate of the NEO's annualized base salary rate in effect prior to the change in control;

- Two times the NEO's target annual bonus established for the bonus plan year in which the termination occurs;

- An amount equal to the NEO's unpaid base salary and accrued vacation pay through the date of termination;

- The NEO's earned annual bonus prorated for the number of days in the fiscal year through the date of termination;

- A payment of $75,000 (net of required payroll and income tax withholding) for replacement health and welfare coverage and an allowance of $20,000 for outplacement services; and

- Full vesting of benefits under any and all supplemental retirement plans in which the NEO participates, calculated under the assumption that the NEO's employment continues following his or her termination date for two full years.

As discussed in *Compensation Discussion and Analysis — Other Factors Affecting Compensation*, the benefits payable to our CEO are the same as described above except that the amount paid for base salary is three times his highest base salary rate, the amount paid for target bonus is three times target annual bonus and the assumption for additional years of employment for the supplemental retirement plan is three full years. Receipt of change in control benefits is conditioned on the executive officer executing and delivering to the company a *Non-Competition and Release Agreement* pursuant to which the officer shall agree to a general release of claims against the company, to not disclose the company's confidential information and, for a period of two years, to not engage or participate in any business that competes with the company or solicit any of the company's employees or customers.

The company's long-term incentive plans also include change in control provisions that are triggered upon a change in control of the company and a qualifying termination. Under these circumstances:

- Vesting of outstanding stock options and RSUs would be accelerated and options would be exercisable for the original term;

- Unearned PSUs would be deemed to have been earned at target performance; and

- Earned PSUs would vest and be released.

In addition, if equity awards are not assumed or replaced in connection with the change in control, the plans and award agreements provide for full vesting upon the change in control.

Severance

Agreements with each of the company's executive officers provide for severance benefits if the executive's employment is terminated by the company when there is no change in control unless the termination is for Cause or is the result of the company's mandatory retirement policy, disability or death. The severance benefit payable is an amount equal to:

- One and one-half times the highest base salary rate paid to the executive prior to termination;

- One and one-half times the target annual bonus established for the bonus plan year in which the termination occurs;

- The amount of the executive's unpaid base salary and accrued vacation pay through the date of the termination;

- The executive's earned annual bonus prorated for the number of days in the fiscal year through the date of the executive's termination; and

- A payment of $10,000 (net of required payroll and income tax withholding) to assist the executive in paying for replacement health and welfare coverage for a reasonable period following the date of termination and an allowance of $20,000 for outplacement services.

The severance benefit payable to our CEO is the same as described above except that the amount paid for base salary is two times his highest base salary rate and the amount paid for target bonus is two times his target annual bonus. Receipt of severance benefits is conditioned on the executive officer executing and delivering to the company a *Non-Competition and Release Agreement* pursuant to which the officer shall agree to a general release of claims against the company, to not disclose the company's confidential information and, for a period of one year, to not engage or participate in any business that competes with the company or, for a period of two years, solicit any of the company's employees or customers.

Key Terms

"Cause" means a participant's:

- Willful and continued failure to perform substantially the officer's duties after the company delivers to the participant written demand for substantial performance specifically identifying the manner in which the officer has not substantially performed his or her duties;

- Conviction of a felony; or

- Willful engagement in illegal conduct or gross misconduct that is materially and demonstrably injurious to the company.

"Disability" means a medical condition in which a person is entitled to either total and permanent disability under the Social Security Act or judged to be totally and permanently disabled by the administrative committee or a committee delegated authority to make such determinations.

"Good Reason" means:

- A material reduction in the officer's position, title or reporting responsibilities existing prior to the change in control;

- A requirement that the officer be based in a location that is at least 50 miles farther from the company's headquarters than the officer's primary residence was located immediately prior to the change in control;

- A material reduction by the company in the officer's base salary as of the effective date of the change in control;

- A material reduction in the officer's benefits unless the overall benefits provided are substantially consistent with the average level of benefits of the other officers holding similar positions; or

- A material reduction in the officer's level of participation in any of the company's short- or long-term incentive compensation plans.

Termination Payments Tables

The following tables describe estimated potential payments to the NEOs that could be made upon a change in control with a qualifying termination or upon an involuntary termination other than for Cause, in each case as if the event had occurred on December 31, 2020. Valuation of equity awards was based on the closing price of our common stock on December 31, 2020 ($33.53) and assumed target performance. All outstanding stock options are fully vested. Generally, there are no payments made to executive officers in the event of an involuntary termination for Cause. As described under *Pension Benefits* beginning on page 56, the NEOs are vested in their pension benefits and there is no acceleration or increase in pension benefits upon termination except as set forth below.

Name	Change in Control + Qualifying Termination				
	Cash (1) ($)	Equity (2) ($)	Pension (3) ($)	Other (4) ($)	Total ($)
Devin W. Stockfish	10,890,000	17,102,379	485,563	143,660	28,621,602
Russell S. Hagen	3,437,500	5,719,279	388,572	143,660	9,689,011
Adrian M. Blocker	3,337,000	7,890,145	422,649	143,660	11,793,454
James A. Kilberg	3,043,000	5,323,592	233,153	143,660	8,743,405
Keith J. O'Rear	3,596,000	4,127,812	552,734	143,660	8,420,206

(1) Amounts include payment in respect of salary, target bonus and earned annual bonus pursuant to the change in control agreements.

(2) Amounts include the intrinsic value of accelerated vesting of RSUs and PSUs as of December 31, 2020. Vested options would remain exercisable for the original term. See discussion under "Change in Control" for more information.

(3) Represents an estimated present value of an annual increase in Supplemental Retirement Plan pension payments pursuant to the terms of the NEO's change in control agreement with the company. The annual increase assumes credit for two additional years of service applies to benefits earned under Formula B and two additional years of age applies to benefits earned under Formula A and B following termination of employment. For Messrs. Hagen and Kilberg, the annual increase assumes credit for two additional years of service and two additional years of age applies to benefits under their respective former Plum Creek Timber Company, Inc. pension plans following termination of employment. Provisions for the CEO are the same except for additional years for service and age are three full years. See discussion under "Pension Benefits" beginning on page 56 for more information about these pension plans.

(4) Amounts include a lump sum payment to assist in paying for replacement health and welfare coverage for a reasonable period following the date of termination and related gross up payment, and an allowance for outplacement services with a value of up to $20,000 (fees are paid directly to the outplacement service provider).

| Name | Severance | | | | |
	Cash (1) ($)	Equity (2) ($)	Pension ($)	Other (3) ($)	Total ($)
Devin W. Stockfish	8,140,000	3,159,873	—	36,488	11,366,361
Russell S. Hagen	2,828,125	1,885,769	—	36,488	4,750,382
Adrian M. Blocker	2,722,750	4,032,452	—	36,488	6,791,690
James A. Kilberg	2,487,250	1,772,488	—	36,488	4,296,226
Keith J. O'Rear	2,991,500	585,230	—	36,488	3,613,218

(1) Amounts include payment in respect of salary, target bonus and earned annual bonus pursuant to the severance agreements.

(2) For involuntary termination without cause due to job elimination, vesting of RSU and PSU awards continues for one year. Vested options would remain exercisable for the lesser of three years or the remainder of the original term. Notwithstanding the additional year of vesting, the three-year vesting period would not be achieved for PSUs granted in 2019 and 2020 and no shares would therefore be earned.

(3) Amounts include a lump sum payment to assist in paying for replacement health and welfare coverage and related gross up payment, along with an allowance for outplacement services with a value of up to $20,000 (fees are paid directly to the outplacement service provider).

| Name | Other Severance - Death or Disability | | | | |
	Cash ($)	Equity (1) ($)	Pension ($)	Other ($)	Total ($)
Devin W. Stockfish	—	17,102,379	—	—	17,102,379
Russell S. Hagen	—	5,719,279	—	—	5,719,279
Adrian M. Blocker	—	7,890,145	—	—	7,890,145
James A. Kilberg	—	5,323,592	—	—	5,323,592
Keith J. O'Rear	—	4,127,812	—	—	4,127,812

(1) Upon termination due to death or disability, vesting of unvested RSUs would accelerate for grants made in 2017, 2018, 2019 and 2020; and for PSUs granted in 2018, 2019 and 2020, the number of shares earned would be based on actual performance against the related performance goals and would be released and paid at the end of the applicable performance period.

| Name | Early Retirement | | | | |
	Cash ($)	Equity (1) ($)	Pension ($)	Other ($)	Total ($)
Devin W. Stockfish	—	—	—	—	—
Russell S. Hagen	—	—	—	—	—
Adrian M. Blocker	—	5,577,257	—	—	5,577,257
James A. Kilberg	—	5,168,038	—	—	5,168,038
Keith J. O'Rear	—	—	—	—	—

(1) Upon early retirement, options would remain exercisable for the original term. Vesting of unvested RSUs would continue for grants made in 2017, 2018, and 2019, and the 2020 grant would be prorated based on the number of months worked after the grant date. For PSUs granted in 2018, 2019 and 2020, the number of actual shares earned would be based on the achievement of performance goals and released and paid at the end of the applicable performance period. Only Messrs. Blocker and Kilberg were eligible for early retirement as of December 31, 2020.

COMPENSATION COMMITTEE REPORT

The Compensation Committee acts on behalf of the board of directors to establish and oversee the company's executive compensation program in a manner that serves the interests of Weyerhaeuser and its shareholders. For a discussion of the committee's policies and procedures, see *Committees of the Board — Compensation Committee*.

The company's management has prepared the Compensation Discussion and Analysis ("CD&A") included in this proxy statement. The Compensation Committee has reviewed and discussed with management the CD&A. Based on its review and those discussions, the committee recommended to the board of directors that the CD&A be included in the proxy statement for the company's 2021 annual meeting of shareholders.

The current members of the Compensation Committee are set forth below. All members of the Compensation Committee participated in the review, discussions and approval of the CD&A included in this proxy statement and remain as members of the board of directors.

- Charles R. Williamson, Chair
- Mark A. Emmert
- Al Monaco
- Nicole W. Piasecki

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

Messrs. Williamson, Emmert, Monaco and Selzer and Ms. Piasecki served on the Compensation Committee during 2020, with Mr. Williamson serving as chair. No person who served on the Compensation Committee during 2020 was an officer or employee of Weyerhaeuser or any of its subsidiaries during 2020 or any prior period. No executive officer of Weyerhaeuser served either as a member of the Compensation Committee, or as a director, of any company for which any member of the Weyerhaeuser board (including our Compensation Committee) served as an executive officer during 2020.

RISK ANALYSIS OF OUR COMPENSATION PROGRAMS

The Compensation Committee reviews our compensation plans and policies to ensure that they do not encourage unnecessary risk taking and instead encourage behaviors that support sustainable value creation. In 2020, the committee, with the assistance of FW Cook, reviewed the company's compensation policies and practices for employees, including NEOs, and believes that our compensation programs are not reasonably likely to have a material adverse effect on the company. We believe the following factors reduce the likelihood of excessive risk-taking:

- The program design provides a balanced mix of cash and equity, short-term and long-term incentives, fixed and performance-based pay, and performance metrics;
- Maximum payout levels for incentive awards are capped;
- The Compensation Committee has downward discretion over cash incentive program payouts;
- Executive officers are subject to share ownership guidelines;

- Compliance and ethical behaviors are integral factors considered in all performance assessments;
- The company has adopted policies prohibiting hedging and pledging by executives and directors; and
- The company has adopted a "clawback" policy.

CEO PAY RATIO

Our CEO to median employee pay ratio is calculated in accordance with SEC rules and requirements. We identified the median employee by examining the 2020 total taxable compensation for all active employees, excluding our CEO, who were employed by us on a full- or part-time basis, or seasonally, as of December 31, 2020 and who received taxable compensation in 2020. We excluded only our Japanese employees because they represent less than 5% of our total employee population. After excluding our 12 employees in Japan, our pay ratio was based on 9,301 of our 9,313 total number of employees. We did not make any assumptions, adjustments, or estimates with respect to total taxable compensation other than to exclude certain pre-tax deductions relating to health care expense, and we did not annualize the compensation for any permanent (full-time or part-time) employees that were not employed by us for all of 2020. We believe our use of total taxable compensation for these employees was appropriate because taxable income is a consistently applied compensation measure and the information is reasonably ascertainable.

After identifying the median employee based on total taxable compensation, we calculated the employee's annual total compensation using the same methodology we use for our named executive officers as set forth in the 2020 Summary Compensation Table. Based on this information, we estimate that the total annual compensation of our median employee for 2020 is $92,789. As reported in the Summary Compensation Table, the annual total compensation for our CEO for 2020 is $11,159,069. As a result, we estimate that our 2020 CEO to median employee pay ratio is 120:1.

SEC rules for identifying the median employee and determining the CEO pay ratio permit companies to employ a wide range of methodologies, estimates and assumptions. As a result, the CEO pay ratios reported by other companies are likely not comparable to our CEO pay ratio.

ITEM 3. RATIFY THE SELECTION OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The firm of KPMG LLP, an independent registered public accounting firm, audited the financial statements and internal control over financial reporting of the company and its subsidiaries for 2020 and has been selected to do so for 2021. Representatives of KPMG LLP are expected to be present at the virtual annual meeting, will be able to make a statement or speak if they wish to do so, and will be available to answer appropriate questions from shareholders.

Selection of the company's independent registered public accounting firm is not required to be submitted to a vote of the shareholders of the company for ratification. However, the board of directors is submitting this matter to the shareholders as a matter of good corporate governance. If the shareholders fail to vote on an advisory basis in favor of the selection, the Audit Committee will reconsider whether to retain KPMG LLP, and may retain that firm or another without re-submitting the matter to the company's shareholders. Even if shareholders vote on an advisory basis in favor of the appointment, the Audit Committee may, in its discretion, direct the appointment of different independent auditors at any time during the year if it determines that such a change would be in the best interests of the company and the shareholders.

The company was billed for professional services provided during 2020 and 2019 by KPMG LLP in the amounts set out in the following table:

Services Provided	Fee Amount 2020	Fee Amount 2019
Audit Fees (1)	$4,696,917	$4,986,175
Audit Related Fees (2)	$ 109,805	$ 219,276
Tax Fees (3)	$ —	$ 14,147
All Other Fees	$ —	$ —
Total	$4,806,722	$5,219,598

(1) Audit Fees for 2019 and 2020 include the aggregate fees for professional services rendered by KPMG for the audit of the company's annual financial statements and review of financial statements included in the company's Form 10-K and Forms 10-Q. Audit Fees include fees for the audit of the company's internal control over financial reporting.

(2) Audit Related Fees for 2019 and 2020 include fees for services rendered in support of employee benefit plan audits.

(3) Tax Fees for 2019 include fees for tax compliance services.

The Audit Committee of the board of directors is directly responsible for the selection, appointment, compensation, retention, oversight and termination of our independent registered public accountants. The committee has adopted a policy that it is required to approve the audit and non-audit services to be performed by the independent registered public accounting firm in order to assure that the provision of such services does not impair the auditor's independence. All services, engagement terms, conditions and fees, as well as changes in such terms, conditions and fees must be approved by the committee in advance.

The Audit Committee annually reviews and approves services to be provided by the independent auditor during the next year and revises the list of approved services from time to time based on subsequent determinations. The committee is of the general view that the independent auditor can provide tax services to the company, such as tax compliance and tax technical advice, without impairing the auditor's independence. The authority to approve services may be delegated by the committee to one or more of its members and the committee may delegate to management the authority to approve certain specified audit related services up to a limited amount of fees. If authority to approve services has been delegated to a committee member or management, any such approval of services must be reported to the committee at its next scheduled meeting and approved by the committee (or by one or more members of the committee, if authorized). The Audit Committee has considered the services rendered by KPMG LLP for services other than the audit of the company's financial statements in 2020 and has determined that the provision of these services is compatible with maintaining the firm's independence.

The board of directors recommends that shareholders vote "FOR" the ratification of the appointment of KPMG LLP as Weyerhaeuser's independent registered public accounting firm for 2021.

AUDIT COMMITTEE REPORT

Management is responsible for the company's internal controls and the financial reporting process. KPMG LLP is responsible for performing an independent audit of the company's consolidated financial statements in accordance with generally accepted auditing standards and for issuing audit reports on the consolidated financial statements and the assessment of the effectiveness of internal control over financial reporting. The Audit Committee's responsibility is to monitor and oversee these processes on behalf of the board of directors.

In discharging its responsibility for the year ended December 31, 2020:

- The Audit Committee has reviewed and discussed the audited financial statements of the company with management;

- The Audit Committee has discussed with KPMG LLP the matters required to be discussed by Auditing Standard No. 1301, *Communications with Audit Committees*, as amended;

- The Audit Committee has received the written disclosures and the letter from KPMG LLP required by the Public Company Accounting Oversight Board regarding KPMG's communications with the Audit Committee concerning independence, and has reviewed, evaluated and discussed with that firm the written report and its independence from the company; and

- Based on the foregoing reviews and discussions, the Audit Committee recommended to the board of directors that the audited financial statements and assessment of internal control over financial reporting be included in the company's Annual Report on Form 10-K for the fiscal year ended December 31, 2020.

The current members of the Audit Committee are set forth below.

- Sara Grootwassink Lewis, Chair
- Deidra C. Merriwether
- Marc F. Racicot

- Lawrence A. Selzer
- D. Michael Steuert
- Kim Williams

STOCK INFORMATION

BENEFICIAL OWNERSHIP OF COMMON SHARES

Beneficial Ownership of Directors and Named Executive Officers

The following table shows, as of March 18, 2021, the number of common shares beneficially owned by each current director and named executive officer, and by all current directors and all executive officers as a group, as well as the number of common stock equivalent units owned by each current director and named executive officer and by all current directors and all executive officers as a group under the company's deferred compensation plans. Percentages of class have been calculated based upon 748,745,316 shares, which was the total number of common shares outstanding as of March 18, 2021.

Name of Individual or Identity of Group	Voting and/or Dispositive Powers (number of common shares) (1)(2)(3)(4)	Percent of Class (common shares)	Common Stock Equivalent Units (5)
Adrian M. Blocker	343,434	*	—
Mark A. Emmert	31,695	*	25,524
Russell S. Hagen	150,995	*	—
Rick R. Holley	379,028	*	33,900
James A. Kilberg	112,767	*	—
Sara Grootwassink Lewis	17,523	*	38,914
Deidra C. Merriwether	—		2,249
Al Monaco	17,904	*	—
Keith J. O'Rear	35,522	*	—
Nicole W. Piasecki	177,276	*	69,221
Marc F. Racicot	48,637	*	—
Lawrence A. Selzer	42,237	*	—
D. Michael Steuert	36,469	*	72,707
Devin W. Stockfish	332,547	*	—
Kim Williams	40,826	*	70,443
Charles R. Williamson	49,363	*	174,794
Directors and executive officers as a group (19 persons)(6)	2,029,790	*	496,284

* Denotes amount is less than 1%

(1) Includes the number of shares that could be acquired within 60 days after March 18, 2021 pursuant to outstanding stock options, as follows: Mr. Blocker, 214,734 shares; Mr. O'Rear, 15,745 shares; Mr. Stockfish, 163,580 shares; and the executive officers as a group, 506,977 shares.

(2) Includes 151,456 shares for which Ms. Piasecki shares voting and dispositive powers with one or more other persons. Ms. Piasecki disclaims beneficial ownership of these shares.

(3) Includes RSUs granted to non-employee directors that will vest and be payable on May 15, 2021 in shares of the company's common stock but does not include dividends to be credited to those shares as of March 19, 2021, as follows: Mr. Emmert, 7,222 shares; Mr. Monaco, 7,222 shares; Ms. Piasecki, 7,222 shares; Mr. Racicot, 7,222 shares; Mr. Selzer, 7,222 shares; Mr. Steuert, 7,222 shares; Ms. Williams, 7,222 shares; and Mr. Williamson, 7,222 shares.

(4) Amount shown for Ms. Lewis excludes 7,987 shares of common stock that she previously deferred and for which she does not have voting or dispositive power. Ms. Lewis maintains an economic and pecuniary interest in these shares.

(5) Common stock equivalent units held as of March 18, 2021 under the Fee Deferral Plan for Directors or under the company's compensation deferral plan for executive officers. The common stock equivalent units will be repaid to the director at the end of the deferral period in the form of shares of company common stock and to the executive officer at the end of the deferral period in the form of cash.

(6) Represents the group of executive officers and directors as of March 18, 2021. This includes Mr. Kilberg who retired from the company effective on March 1, 2021 (before the meeting record date), but whose beneficial ownership is nonetheless reported here under SEC rules because he is an NEO for 2020. The group of executive officers also includes Ms. Nancy Loewe who was appointed as senior vice president and chief financial officer March 8, 2021. Ms. Loewe, 53, served most recently as the senior vice president of finance for Visa, Inc., a financial services corporation, from March 2019 to March 2021. From April 2017 to February 2019, she served as the chief financial officer and chief operating officer of TropicSport, a manufacturer and seller of skin care products; and from April 2014 to March 2017, she served as the chief financial officer for the International division of Kimberly-Clark, a multi-national producer of paper-based personal care consumer products. As of March 18, 2021, Ms. Loewe has beneficial ownership in 21,627 restricted stock units, which are not included in the total reported here, and has no beneficial ownership of common shares or common stock equivalents.

Beneficial Ownership of Owners of More Than 5% of the Company's Common Shares

The following table shows the number of common shares held by persons known to the company to beneficially own more than 5% of its outstanding common shares. Percentages of class have been calculated based upon 748,745,316 shares, which was the total number of common shares outstanding as of March 18, 2021.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class (common shares)
BlackRock, Inc. 55 East 52nd Street New York, NY 10022	52,733,375(1)	7.04%
T. Rowe Price Associates, Inc. 100 E. Pratt Street Baltimore, MD 21202	66,778,740(2)	8.92%
The Vanguard Group 100 Vanguard Blvd. Malvern, PA 19355	115,328,627(3)	15.40%

(1) Based on a Schedule 13G/A dated January 31, 2021 in which BlackRock, Inc. reported that as of December 31, 2020 it had sole voting power over 46,399,066 shares and sole dispositive power over 52,733,375 shares.

(2) Based on a Schedule 13G/A dated February 16, 2021 in which T. Rowe Price Associates, Inc. reported that as of December 31, 2020 it had sole voting power over 32,056,023 shares and sole dispositive power over 66,778,740 shares.

(3) Based on a Schedule 13G/A dated February 8, 2021 in which The Vanguard Group reported that as of December 31, 2020 it had shared voting power over 1,163,587 shares, sole dispositive power over 112,157,126 shares and shared dispositive power over 3,171,501 shares.

INFORMATION ABOUT SECURITIES AUTHORIZED FOR ISSUANCE UNDER OUR EQUITY COMPENSATION PLANS

The following table describes, as of December 31, 2020, the number of shares subject to outstanding equity awards under the company's 2013 Long-Term Incentive Plan, 2004 Long-Term Incentive Plan and 1998 Long-Term Incentive Compensation Plan, and the weighted average exercise price of outstanding stock options and stock appreciation rights. The 2013 Plan was approved by shareholders at the 2013 annual meeting of shareholders and replaces the 2004 Plan and 1998 Plan, under which no further awards may be granted. The following table shows the number of shares available for future issuance under the 2013 Plan.

	Number of Securities to Be Issued Upon Exercise of Outstanding Options, Warrants and Rights (A)	Weighted Average Exercise Price of Outstanding Options, Warrants and Rights (B)	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected In Column (A)) (C)
Equity compensation plans approved by security holders (1)	6,816,000	$16.30	20,233,000
Equity compensation plans not approved by security holders	—	—	—
Total	6,816,000	$16.30	20,233,000

(1) Includes 1.851 million restricted stock units and 1.098 performance share units. Because there is no exercise price associated with restricted stock units and performance share units, excluding these stock units the weighted average price calculation would be $28.74.

FUTURE SHAREHOLDER PROPOSALS

We anticipate that our 2022 annual meeting of shareholders will be held on May 13, 2022.

Shareholders who wish to present proposals in accordance with SEC Rule 14a-8 for inclusion in the company's proxy materials to be distributed in connection with our 2022 annual meeting must submit their proposals so they are received by the Corporate Secretary at the company's executive offices no later than the close of business on December 1, 2021. To be in proper form, a shareholder proposal must meet all applicable requirements of SEC Rule 14a-8. Simply submitting a proposal does not guarantee that it will be included.

Our Bylaws provide that a shareholder may bring business before our annual meeting if it is appropriate for consideration at an annual meeting and is properly presented for consideration. If a shareholder wishes to bring business at a meeting for consideration under the Bylaws rather than under SEC Rule 14a-8, the shareholder must give the Corporate Secretary written notice of the shareholder's intent to do so. The notice must be delivered to the Corporate Secretary no earlier than January 14, 2022 and no later than February 13, 2022. However, if the date of the annual meeting is advanced more than 30 days prior to such anniversary date or delayed more than 70 days after such anniversary date, then the notice must be received no earlier than 120 days prior to such annual meeting and no later than the close of business on the later of the 70th day prior to the date of such annual meeting or the 10th day following the day on which public disclosure of the date of the annual meeting was made by the company. To be in proper form, the notice must include specific information as described in Article II of our Bylaws.

A shareholder who wishes to submit a proposal is strongly encouraged to consult independent counsel about our Bylaws and SEC requirements. The company reserves the right to reject, rule out of order, or take other appropriate action with respect to any proposal that does not comply with our Bylaws or SEC or other applicable requirements for submitting a proposal.

SHAREHOLDER RECOMMENDATIONS AND NOMINATIONS OF DIRECTORS

Subject to the requirements under our Bylaws, any shareholder entitled to vote in the election of directors or other matters to be brought before a shareholder meeting may nominate one or more persons for election as directors. Differing procedures apply depending on whether or not a shareholder is nominating a candidate for inclusion in our proxy materials. The following is only a brief summary of the rules and requirements applicable to either of such nominations. In addition, any shareholder may recommend to the Governance and Corporate Responsibility Committee for its consideration a director nominee for election to the board.

Proxy Access Shareholder Nominations

The company's Bylaws permit a qualifying shareholder, or a group of up to 20 qualifying shareholders, to nominate directors for election to the board and include their nominations and certain related information in the company's proxy materials. Only shareholders (including a group of up to 20 shareholders) who have owned at least 3% of the company's outstanding common stock continuously for at least three years are eligible. A qualifying shareholder or group of shareholders may nominate directors for up to the greater of two director positions or 20% of the board. Both the nominating shareholder(s) and the director nominee(s) must satisfy various requirements as specified in our Bylaws. The nomination will be effective only if, among other requirements, the shareholder delivers written notice of intent to make a nomination to the Corporate Secretary not less than 120 or more than 150 days before the first anniversary of the date that the company first sent its proxy statement for the prior year's annual meeting of shareholders; provided, however, that if the date of the annual meeting is advanced more than 30 days before or delayed by more than 30 days after such anniversary date, notice must be given not earlier than the 150th day and not later than the close of business on the later of the close of business on the 120th day before such annual meeting or the 10th day following the day on which public disclosure of the date of such meeting is first made.

The requirements and conditions that apply for shareholder nominations to be included in the company's proxy materials can be found in Article II of the Bylaws.

Other Shareholder Nominations

The company's Bylaws also permit shareholders to nominate director candidates for election to the board without inclusion in the company's proxy materials. The nomination will be effective only if, among other requirements, the shareholder delivers written notice of the shareholder's intent to make a nomination to the Corporate Secretary not less than 90 days or more than 120 days prior to the annual meeting. However, if the company sends notice or publicly discloses the date of

the meeting less than 100 days before the date of the annual meeting, the shareholder must deliver the notice to the Corporate Secretary not later than the close of business on the 10th day following the day on which the notice of meeting date was mailed or publicly disclosed, whichever occurs first.

The requirements and conditions that apply for shareholder nominations not included in the company's proxy materials can be found in Article III of the Bylaws.

Whether a shareholder nomination is included in the company's proxy statement or not, to be in proper form, a shareholder's notice must include specific information concerning the shareholder and the nominee as described in our Bylaws and in applicable SEC rules. In addition, to be eligible to be a nominee for director, the nominee must be able to make certain disclosures and representations to, and agreements with, the company, all as set forth and described in our Bylaws.

A shareholder who wishes to submit a nomination is strongly encouraged to consult independent counsel about our Bylaws and SEC requirements. The company reserves the right to reject, rule out of order, or take other appropriate action with respect to any proposal that does not comply with our Bylaws or SEC or other applicable requirements for submitting a nomination. Shareholders may request a copy of our Bylaws from our Corporate Secretary by writing to the address provided below. Our Bylaws are also available on our website at www.weyerhaeuser.com under "Investors" at the top of the page, then "Corporate Governance" and then "Policies & Documents".

Shareholder Recommendations to the Nominating Committee

The Governance and Corporate Responsibility Committee will consider nominees for the board of directors recommended by shareholders. If a shareholder wishes to recommend a nominee for election to the board, he or she should write to the Governance and Corporate Responsibility Committee specifying the name of the nominee and the nominee's qualifications for membership on the board of directors, along with evidence of the shareholder's share ownership and the nominee's willingness to serve, if elected. See *Board Composition and Consideration of Director Nominees* on page 22 for a summary of director qualifications and selection criteria. Recommendations will be brought to the attention of and be considered by the Governance and Corporate Responsibility Committee.

Communicating with the Corporate Secretary

Notices and other communications relating to items of business to be presented and considered at the annual meeting (shareholder proposals, director nominations and other items of business), as well as communications directed to the Governance and Corporate Responsibility Committee concerning shareholder recommendations of director nominees, are required to be delivered to the Corporate Secretary. Such notices and communications must be sent to Kristy T. Harlan, Senior Vice President, General Counsel and Corporate Secretary, Weyerhaeuser Company, 220 Occidental Avenue South, Seattle WA 98104.

INFORMATION ABOUT THE MEETING

ATTENDING AND PARTICIPATING AT THE ANNUAL MEETING

Date and Time

The 2021 Annual Meeting of Shareholders will be held "virtually" by means of an audio webcast on Friday, May 14, 2021, beginning at 8:00 a.m. Pacific Time. **There will be no physical meeting location**.

Access to the Audio Webcast

Access to the webcast will open approximately fifteen minutes prior to the start of the annual meeting to allow time for you to log in and test your computer audio system. We encourage you to access the meeting prior to the start time.

To attend and participate at the annual meeting, log in at **www.virtualshareholdermeeting.com/WY2021.** You will need your unique control number included on your proxy card (printed in the box and marked by the arrow) or on the instructions that accompanied your proxy materials.

Technicians will be available to assist you with any technical difficulties you may experience when trying to access the virtual meeting. If you experience any such difficulties, please call the support number posted on the virtual shareholder meeting login page at **www.virtualshareholdermeeting.com/WY2021.**

Submitting Questions

Once online access to the 2021 annual meeting is open, shareholders may submit questions, if any, on **www.virtualshareholdermeeting.com/WY2021.** You will need your unique control number included on your proxy card (printed in the box and marked by the arrow) or on the instructions that accompanied your proxy materials. Questions pertinent to meeting matters will be answered during the meeting, subject to time constraints.

VOTING MATTERS

Proxy Information

On or about March 31, 2021, we began distributing to each shareholder entitled to vote at the annual meeting either: (i) a Meeting Notice (a Notice of Internet Availability of Proxy Materials); or (ii) this proxy statement, a proxy card and our 2020 Annual Report to Shareholders and Form 10-K.

The Meeting Notice contains instructions to:

- Electronically access our proxy statement and our 2020 Annual Report to Shareholders and Form 10-K;
- Vote via the internet or by mail; and
- Receive a paper copy of our proxy materials by mail, if desired.

Shares represented by a properly executed and timely received proxy will be voted in accordance with instructions provided by the shareholder. **If a properly executed and timely received proxy contains no specific voting instructions, the shares represented by any such proxy will be voted in accordance with the recommendations of the board of directors.** Proxies are solicited by the board of directors of the company.

Shareholders Entitled to Vote

Common shareholders of record at the close of business on the record date of March 18, 2021 are eligible to vote at the annual meeting. On that date, 748,745,316 common shares were outstanding. Each common share entitles the holder to one vote on the items of business to be considered at the annual meeting.

Vote Required for Items of Business

The presence, virtually or by proxy, of holders of a majority of Weyerhaeuser's outstanding common shares is required to constitute a quorum for the transaction of business at the annual meeting. Abstentions and "broker non-votes" (explained below) are counted for purposes of determining the presence or absence of a quorum. Under Washington law and the company's Articles of Incorporation and Bylaws, if a quorum is present at the meeting:

- **Item 1** — nominees for election as directors will be elected to the board of directors if the votes cast "for" each such nominee exceed the votes cast "against" the nominee;
- **Item 2** — the advisory vote on the compensation of the named executive officers disclosed in the proxy statement will be approved if the votes cast "for" the proposal exceed the votes cast "against" the proposal; and

- **Item 3** — ratification of the selection of KPMG LLP as our independent registered public accounting firm for 2021 will be approved if the votes cast "for" the proposal exceed the votes cast "against" the proposal.

Abstentions and Broker Non-Votes

Abstentions, "broker non-votes" (explained below) and failure to cast a vote are not considered "votes cast" and will therefore have <u>no effect</u> on the voting outcome of any item of business at the meeting. In addition, in the election of directors, withheld votes are deemed not to be votes cast and will therefore have no effect on the outcome of such election. A "broker non-vote" occurs on an item of business when a registered shareholder does not vote its client's shares on the item but votes on another matter presented at the meeting. This typically occurs when the registered shareholder (usually a broker or bank) has either voting instructions from its client or discretionary voting authority under NYSE rules to vote on one item of business and not on other items.

Brokers and other share custodians do not have discretion to vote on non-routine matters unless the beneficial owner of the shares has given explicit voting instructions. Consequently, if you do not give your broker or share custodian explicit voting instructions, your shares will not be voted on the election of directors or the advisory vote on executive compensation, and your shares will instead be considered "broker non-votes" on each such item. The ratification of the selection of KPMG LLP as our independent registered public accounting firm for 2021 is considered a routine matter and, as such, your broker or share custodian of record is entitled to vote your shares on such proposal in its discretion if you do not provide voting instructions on that item.

Options for Casting Your Vote

You may vote your common shares in one of several ways, depending upon how you own your shares.

If you are a *shareholder of record*, you can vote any one of four ways:

- **Voting on the Internet.** Go to www.proxyvote.com and follow the instructions. You will need to have your control number (from your Meeting Notice or proxy card) with you when you go to the website.

- **Voting by Telephone.** Call 1-800-690-6903 and follow the instructions. You will need to have your control number with you when you call.

- **Voting by Mail.** Complete, sign, date and return your proxy card in the envelope provided in advance of the meeting.

- **Voting at the Virtual Meeting.** You will be able to vote your shares at the virtual meeting using the unique control number that has been assigned to you. You will find this number in your proxy materials.

If you are a *beneficial owner* of shares held through a broker, bank or other holder of record, you must follow the voting instructions you receive from the holder of record to vote your shares.

Revocation of Proxies

Shareholders who execute proxies retain the right to revoke them at any time before the shares are voted by proxy at the meeting. A shareholder may revoke a proxy by delivering a signed statement to our Corporate Secretary prior to the annual meeting or by timely executing and delivering, by internet or telephone, another proxy dated as of a later date. You may also revoke a previously issued proxy by voting at the virtual annual meeting.

OTHER MATTERS

Proxy Solicitation

Proxies are solicited by the board of directors. All expenses of soliciting proxies will be paid by the company. Proxies may be solicited personally, or by telephone, mail, email, or the Internet, by directors, officers or employees of the company, but the company will not pay any compensation for such solicitations. The company expects to pay fees of approximately $15,000 for assistance by Innisfree M&A Incorporated in the solicitation of proxies. In addition, the company will reimburse brokers, banks and other persons holding shares as nominees for their expenses related to sending material to their principals and obtaining their proxies.

Duplicative Shareholder Mailings

Many of our registered and beneficial shareholders hold their shares in multiple accounts or share an address with other shareholders, which results in unnecessary and costly duplicate mailings of our proxy materials to shareholders. You can help us avoid these unnecessary costs as follows:

- **Shareholders of Record.** If your shares are registered in your own name and you would like to consent to the delivery of a single Meeting Notice, proxy statement or annual report, you may contact our transfer agent, Computershare, by mail at P.O. Box 505000, Louisville, KY 40233, or by telephone at 1-800-561-4405.

- **Beneficial Shareholders.** If your shares are held of record by a broker, bank or other custodian rather than in your own name, please contact a representative of the holder of record for instructions.

- **Right to Request Separate Copies.** If you consent to the delivery of a single Meeting Notice, proxy statement or annual report, but later decide that you would prefer to receive a separate copy of any of these materials, please notify Computershare using the contact information above if you are a registered shareholder of record, or contact your broker, bank or other holder of record if you are a beneficial shareholder.

2020 Annual Report to Shareholders and Form 10-K

This proxy statement has been preceded or accompanied by the company's 2020 Annual Report, which also includes a copy of our Annual Report on Form 10-K for the fiscal year ended December 31, 2020. These materials are also available at www.proxyvote.com. The 2020 Annual Report contains audited financial statements and other information about the company. Except for those pages specifically incorporated into this proxy statement, such report is not to be deemed a part of the proxy soliciting material.

Our Annual Report on Form 10-K, including financial statements, is available on our website at http://investor.weyerhaeuser.com/sec-filings and on the SEC's website at www.sec.gov. We will also provide without charge to each person solicited pursuant to this proxy statement, upon the written request of any such person, a copy of our Annual Report on Form 10-K. Requests should be in writing and addressed to the attention of Investor Relations, 220 Occidental Avenue South, Seattle, Washington 98104. Alternatively, you can order a hard copy by visiting our website at www.weyerhaeuser.com and selecting "Investors" at the top of the page, then "FAQS", and then "How can I get a copy of the most recent annual report?".

Other Business

In the event that any matter not described herein is properly presented for a shareholder vote at the annual meeting, or any adjournment thereof, the persons named in the form of proxy will vote in accordance with their best judgment. At the time this proxy statement went to press, the company knew of no other matters that might be presented for shareholder action at the annual meeting.

APPENDIX A

RECONCILIATION OF NON-GAAP PERFORMANCE MEASURES TO GAAP

The table below reconciles both Adjusted EBITDA and net earnings before special items to net earnings, as that is the most directly comparable U.S. GAAP measure. We use Adjusted EBITDA as a key performance measure to evaluate the performance of the company. Our definition of Adjusted EBITDA may be different from similarly titled measures reported by other companies. Adjusted EBITDA, as we define it, is operating income adjusted for depreciation, depletion, amortization, basis of real estate sold and special items. These measures should not be considered in isolation from, and are not intended to represent an alternative to, our results reported in accordance with U.S. GAAP. However, we believe they provide meaningful supplemental information for our investors about our operating performance, better facilitate period to period comparisons and are widely used by analysts, lenders, rating agencies and other interested parties.

DOLLAR AMOUNTS IN MILLIONS	2020
Net earnings	$ 797
Interest expense, net of capitalized interest (1)	443
Income taxes	185
Net contribution to earnings	**$1,425**
Non-operating pension and other post-employment benefit costs (2)	290
Interest income and other	(5)
Operating income	**$1,710**
Depreciation, depletion and amortization	472
Basis of real estate sold	141
Special items included in operating income (3)	(122)
Adjusted EBITDA	**$2,201**

(1) Interest expense, net of capitalized interest includes pretax special items of $92 million related to charges for the early extinguishment of debt.

(2) Non-operating pension and other post-employment benefit costs includes a pretax special item consisting of a $253 million noncash settlement charge related to the transfer of pension plan assets and liabilities through the purchase of a group annuity contract.

(3) Operating income includes pretax special items consisting of a $182 million gain on sale of certain southern Oregon timberlands, an $80 million timber casualty loss, a $12 million noncash legal benefit and an $8 million product remediation insurance recovery.

DOLLAR AMOUNTS IN MILLIONS	2020
Net earnings	$797
Special items (after-tax) (1)	165
Net earnings before special items	**$962**

(1) After-tax special items include a $193 million noncash pension settlement charge, a $182 million gain on sale of certain southern Oregon timberlands, $92 million in charges related to the early extinguishment of debt, an $80 million timber casualty loss, a $12 million noncash legal benefit and a $6 million product remediation insurance recovery.



Weyerhaeuser

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